FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 5, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Condensed consolidated income statement
for the half year ended 30 June 2011

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Interest receivable	5,404	5,401	5,888	10,805	11,580
Interest payable	(2,177)	(2,100)	(2,212)	(4,277)	(4,362)

Net interest income	3,227	3,301	3,676	6,528	7,218

Fees and commissions receivable	1,700	1,642	2,053	3,342	4,104
Fees and commissions payable	(323)	(260)	(579)	(583)	(1,151)
Income from trading activities	1,147	835	2,110	1,982	3,876
Gain on redemption of own debt	255	-	553	255	553
Other operating income (excluding insurance premium income)	1,142	391	346	1,533	793
Insurance net premium income	1,090	1,149	1,278	2,239	2,567

Non-interest income	5,011	3,757	5,761	8,768	10,742

Total income	8,238	7,058	9,437	15,296	17,960

Staff costs	(2,210)	(2,399)	(2,365)	(4,609)	(5,054)
Premises and equipment	(602)	(571)	(547)	(1,173)	(1,082)
Other administrative expenses	(1,752)	(921)	(1,022)	(2,673)	(2,033)
Depreciation and amortisation	(453)	(424)	(519)	(877)	(1,001)

Operating expenses	(5,017)	(4,315)	(4,453)	(9,332)	(9,170)

Profit before other operating charges and impairment losses	3,221	2,743	4,984	5,964	8,790
Insurance net claims	(793)	(912)	(1,323)	(1,705)	(2,459)
Impairment losses	(3,106)	(1,947)	(2,487)	(5,053)	(5,162)

Operating (loss)/profit before tax	(678)	(116)	1,174	(794)	1,169
Tax charge	(222)	(423)	(825)	(645)	(932)

(Loss)/profit from continuing operations	(900)	(539)	349	(1,439)	237
Profit/(loss) from discontinued operations, net of tax	21	10	(1,019)	31	(706)

Loss for the period	(879)	(529)	(670)	(1,408)	(469)
Non-controlling interests	(18)	1	946	(17)	602
Preference share and other dividends	-	-	(19)	-	(124)

(Loss)/profit attributable to ordinary and B shareholders	(897)	(528)	257	(1,425)	9

Basic (loss)/gain per ordinary and B share from continuing operations	(0.8p)	(0.5p)	0.8p	(1.3p)	0.6p

Diluted (loss)/gain per ordinary and B share from continuing operations	(0.8p)	(0.5p)	0.8p	(1.3p)	0.6p

Basic (loss)/gain per ordinary and B share from discontinued operations	-	-	-	-	-

Diluted (loss)/gain per ordinary and B share from discontinued operations	-	-	-	-	-

In the income statement above, one-off and other items as shown on page 16 are included in the appropriate caption. A reconciliation between the income statement above and the managed view income statement on page 10 is given in Appendix 1 to this announcement.

Condensed consolidated statement of comprehensive income
for the half year ended 30 June 2011

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Loss for the period	(879)	(529)	(670)	(1,408)	(469)

Other comprehensive income/(loss)
Available-for-sale financial assets (1)	1,406	(37)	93	1,369	508
Cash flow hedges	588	(227)	1,449	361	1,254
Currency translation	59	(360)	(91)	(301)	694

Other comprehensive income/(loss) before tax	2,053	(624)	1,451	1,429	2,456
Tax (charge)/credit	(524)	32	(331)	(492)	(446)

Other comprehensive income/(loss) after tax	1,529	(592)	1,120	937	2,010

Total comprehensive income/(loss) for the period	650	(1,121)	450	(471)	1,541

Total comprehensive income/(loss) recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	3	(9)	(457)	(6)	(132)
Preference shareholders	-	-	-	-	105
Paid-in equity holders	-	-	19	-	19
Ordinary and B shareholders	647	(1,112)	888	(465)	1,549

	650	(1,121)	450	(471)	1,541

Note:
(1)	Analysis provided on page 104.

Key points
•
The Q2 2011 movement in available-for-sale financial assets reflects the movement of £733 million losses on Greek government bonds and a £109 million related interest rate hedge adjustment to profit or loss from available-for-sale reserves. Offsetting this partially were realised gains from routine portfolio management in Group Treasury of £153 million, Non-Core of £31 million and UK Corporate of £16 million. In addition, unrealised gains on securities increased by £781 million in the quarter, primarily in relation to high quality sovereign bonds.

•	Gains related to cash flow hedges of £588 million in Q2 2011 result principally from declines in swap rates during the quarter as expectations of an increase in interest rates have been deferred.

Condensed consolidated balance sheet
at 30 June 2011

	30 June 2011	31 March 2011	31 December 2010
	£m	£m	£m

Assets
Cash and balances at central banks	64,351	59,591	57,014
Net loans and advances to banks	53,133	59,304	57,911
Reverse repurchase agreements and stock borrowing	41,973	45,148	42,607
Loans and advances to banks	95,106	104,452	100,518
Net loans and advances to customers	489,572	494,148	502,748
Reverse repurchase agreements and stock borrowing	56,162	60,511	52,512
Loans and advances to customers	545,734	554,659	555,260
Debt securities	243,645	231,384	217,480
Equity shares	24,951	22,212	22,198
Settlement balances	24,566	23,006	11,605
Derivatives	394,872	361,048	427,077
Intangible assets	14,592	14,409	14,448
Property, plant and equipment	17,357	15,846	16,543
Deferred tax	6,245	6,299	6,373
Prepayments, accrued income and other assets	11,143	11,355	12,576
Assets of disposal groups	3,407	8,992	12,484

Total assets	1,445,969	1,413,253	1,453,576

Liabilities
Bank deposits	71,573	63,829	66,051
Repurchase agreements and stock lending	35,381	39,615	32,739
Deposits by banks	106,954	103,444	98,790
Customer deposits	428,703	428,474	428,599
Repurchase agreements and stock lending	88,822	90,432	82,094
Customer accounts	517,525	518,906	510,693
Debt securities in issue	213,797	215,968	218,372
Settlement balances	22,905	21,394	10,991
Short positions	56,106	50,065	43,118
Derivatives	387,809	360,625	423,967
Accruals, deferred income and other liabilities	24,065	23,069	23,089
Retirement benefit liabilities	2,239	2,257	2,288
Deferred tax	2,092	2,094	2,142
Insurance liabilities	6,687	6,754	6,794
Subordinated liabilities	26,311	26,515	27,053
Liabilities of disposal groups	3,237	6,376	9,428

Total liabilities	1,369,727	1,337,467	1,376,725

Equity
Non-controlling interests	1,498	1,710	1,719
Owners' equity*
Called up share capital	15,317	15,156	15,125
Reserves	59,427	58,920	60,007

Total equity	76,242	75,786	76,851

Total liabilities and equity	1,445,969	1,413,253	1,453,576

* Owners' equity attributable to:
Ordinary and B shareholders	70,000	69,332	70,388
Other equity owners	4,744	4,744	4,744

	74,744	74,076	75,132

Commentary on condensed consolidated balance sheet

Total assets of £1,446.0 billion at 30 June 2011 were down £7.6 billion, 1%, compared with 31 December 2010. This is principally driven by the reduction in the mark-to-market value of derivatives in GBM and the continuing planned disposal of Non-Core assets. The decrease is offset in part by higher levels of debt securities held by GBM and Group Treasury, coupled with a rise in settlement balances as a result of increased customer activity from seasonal year-end lows.

Loans and advances to banks decreased by £5.4 billion, 5%, to £95.1 billion. Within this, reverse repurchase agreements and stock borrowing ('reverse repos') were down £0.6 billion, 1%, to £42.0 billion and bank placings declined £4.8 billion, 8%, to £53.1 billion.

Loans and advances to customers declined £9.5 billion, 2%, to £545.7 billion. Within this, reverse repurchase agreements were up £3.7 billion, 7%, to £56.1 billion. Customer lending decreased by £13.2 billion to £489.6 billion, or £10.6 billion to £510.2 billion before impairments. This reflected planned reductions in Non-Core of £13.9 billion, along with declines in GBM, £4.2 billion, UK Corporate, £0.9 billion and Ulster Bank, £0.8 billion. These reductions were partially offset by growth in Global Transaction Services, £4.7 billion, UK Retail, £2.0 billion, US Retail & Commercial, £1.0 billion and Wealth, £0.6 billion, together with the effect of exchange rate and other movements.

Debt securities were up £26.2 billion, 12%, to £243.6 billion, driven mainly by increased holdings of government and financial institution bonds within GBM and Group Treasury.

Settlement balances rose £13.0 billion, to £24.6 billion as a result of increased customer activity from seasonal year-end lows.

Movements in the value of derivative assets down, £32.2 billion, 8%, to £394.9 billion, and liabilities, down £36.2 billion, 9% to £387.8 billion, primarily reflect decreases in interest rate contracts, together with the combined effect of currency movements, with Sterling strengthening against the US dollar but weakening against the Euro.

The reduction in assets and liabilities of disposal groups primarily reflects the continuing disposal of parts of the RBS Sempra Commodities JV business and the sale of certain Non-Core project finance assets.

Deposits by banks increased £8.2 billion, 8%, to £107.0 billion, with higher repurchase agreements and stock lending ('repos'), up £2.7 billion, 8%, to £35.4 billion combined with an increase in inter-bank deposits, up £5.5 billion, 8%, to £71.6 billion.

Customer accounts increased £6.8 billion, 1%, to £517.5 billion. Within this, repos increased £6.7 billion, 8%, to £88.8 billion.  Excluding repos, customer deposits were up £0.1 billion at £428.7 billion, reflecting growth in Global Transaction Services, £3.6 billion, Wealth, £0.9 billion and Ulster Bank, £0.4 billion, together with exchange and other movements £0.9 billion. This was offset by decreases in GBM, £3.4 billion, Non-Core, £1.8 billion and UK Corporate, £0.5 billion.

Settlement balances rose £11.9 billion to £22.9 billion and short positions were up £13.0 billion, 30%, to £56.1 billion due to increased customer activity from seasonal year-end lows.

Commentary on condensed consolidated balance sheet (continued)

Subordinated liabilities decreased by £0.7 billion, 3% to £26.3 billion, primarily reflecting the redemption of £0.2 billion US dollar and £0.4 billion Euro denominated dated loan capital.

Owner's equity decreased by £0.4 billion, 1%, to £74.7 billion, driven by the £1.4 billion attributable loss for the period together with movements in foreign exchange reserves, £0.3 billion, partially offset by increases in available-for-sale reserves, £1.0 billion and cash flow hedging reserves, £0.3 billion.

Average balance sheet

	Quarter ended		Half year ended
	30 June 2011	31 March 2011	30 June 2011	30 June 2010
Average yields, spreads and margins of the banking business	%	%	%	%

Gross yield on interest-earning assets of banking business	3.28	3.33	3.30	3.26
Cost of interest-bearing liabilities of banking business	(1.60)	(1.57)	(1.59)	(1.45)

Interest spread of banking business	1.68	1.76	1.71	1.81
Benefit from interest-free funds	0.29	0.27	0.29	0.18

Net interest margin of banking business	1.97	2.03	2.00	1.99

Average interest rates
The Group's base rate	0.50	0.50	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.82	0.79	0.81	0.66
- Eurodollar	0.26	0.31	0.29	0.35
- Euro	1.36	1.04	1.20	0.62

Average balance sheet (continued)

	Quarter ended			Quarter ended
	30 June 2011			31 March 2011
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	67,191	164	0.98	64,021	172	1.09
Loans and advances to customers	470,593	4,545	3.87	474,177	4,593	3.93
Debt securities	123,888	705	2.28	120,380	638	2.15

Interest-earning assets - banking business	661,672	5,414	3.28	658,578	5,403	3.33

Trading business	284,378			279,164
Non-interest earning assets	557,649			507,209

Total assets	1,503,699			1,444,951

Memo: Funded assets	1,089,400			1,066,690

Liabilities
Deposits by banks	65,119	245	1.51	66,671	259	1.58
Customer accounts	336,317	857	1.02	329,825	831	1.02
Debt securities in issue	171,709	897	2.10	175,585	846	1.95
Subordinated liabilities	21,522	148	2.76	25,078	170	2.75
Internal funding of trading business	(51,609)	22	(0.17)	(52,013)	8	(0.06)

Interest-bearing liabilities - banking business	543,058	2,169	1.60	545,146	2,114	1.57

Trading business	314,099			301,753
Non-interest-bearing liabilities
- demand deposits	64,811			63,701
- other liabilities	507,383			459,981
Owners' equity	74,348			74,370

Total liabilities and owners' equity	1,503,699			1,444,951

Notes:
(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(2)
Interest receivable has been increased by £6 million (Q1 2011 - decreased by £1 million) to exclude the RFS Holdings minority interest. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(3)
Interest receivable has been increased by £2 million (Q1 2011 - £3 million) and interest payable has been increased by £34 million (Q1 2011 - £29 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(4)	Interest receivable has been increased by £2 million (Q1 2011 - nil) and interest payable has been decreased by £42 million (Q1 2011 - £15 million) in respect of non-recurring adjustments.

Average balance sheet (continued)

	Half year ended			Half year ended
	30 June 2011			30 June 2010
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	65,606	336	1.03	47,172	272	1.16
Loans and advances to customers	472,385	9,138	3.90	523,682	9,365	3.61
Debt securities	122,134	1,343	2.22	140,227	1,861	2.68

Interest-earning assets - banking business	660,125	10,817	3.30	711,081	11,498	3.26

Trading business	281,771			278,527
Non-interest earning assets	532,429			733,323

Total assets	1,474,325			1,722,931

Memo: Funded assets	1,078,045			1,242,452

Liabilities
Deposits by banks	65,895	504	1.54	90,189	715	1.60
Customer accounts	333,071	1,688	1.02	346,077	1,834	1.07
Debt securities in issue	173,647	1,743	2.02	202,673	1,690	1.68
Subordinated liabilities	23,300	318	2.75	31,134	370	2.40
Internal funding of trading business	(51,811)	30	(0.12)	(47,609)	(125)	0.53

Interest-bearing liabilities - banking business	544,102	4,283	1.59	622,464	4,484	1.45

Trading business	307,926			301,816
Non-interest-bearing liabilities
- demand deposits	64,256			46,937
- other liabilities	483,682			674,006
Owners' equity	74,359			77,708

Total liabilities and owners' equity	1,474,325			1,722,931

Notes:
(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(2)
Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance long-term assets and liabilities, attributable to policyholders, in view of their distinct nature. As a result, net interest income has been increased by nil (H1 2010 - £3 million).

(3)
Interest receivable has been increased by £5 million (H1 2010 - nil) to exclude the RFS Holdings minority interest. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(4)
Interest receivable has been increased by £5 million for H1 2011 (H1 2010 - £5 million) and interest payable has been increased by £63 million (H1 2010 - £12 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(5)
Interest receivable has been increased by £2 million (H1 2010 - £90 million decrease) and interest payable has been decreased by £57 million (H1 2010 - £110 million increase) in respect of non-recurring adjustments.

Condensed consolidated statement of changes in equity
for the half year ended 30 June 2011

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	15,156	15,125	15,031	15,125	14,630
Ordinary shares issued	161	31	-	192	401
Preference shares redeemed	-	-	(2)	-	(2)

At end of period	15,317	15,156	15,029	15,317	15,029

Paid-in equity
At beginning of period	431	431	565	431	565
Securities redeemed during the period	-	-	(132)	-	(132)
Transfer to retained earnings	-	-	(2)	-	(2)

At end of period	431	431	431	431	431

Share premium account
At beginning of period	23,922	23,922	23,740	23,922	23,523
Ordinary shares issued	1	-	-	1	217
Redemption of preference shares classified as debt	-	-	118	-	118

At end of period	23,923	23,922	23,858	23,923	23,858

Merger reserve
At beginning of period	13,272	13,272	13,272	13,272	25,522
Transfer to retained earnings	(50)	-	-	(50)	(12,250)

At end of period	13,222	13,272	13,272	13,222	13,272

Available-for-sale reserve
At beginning of period	(2,063)	(2,037)	(1,527)	(2,037)	(1,755)
Unrealised gains	781	162	119	943	647
Realised losses/(gains) (1)	626	(197)	20	429	(127)
Tax	(370)	9	(55)	(361)	(208)
Recycled to profit or loss on disposal of businesses(2)	-	-	(16)	-	(16)

At end of period	(1,026)	(2,063)	(1,459)	(1,026)	(1,459)

Cash flow hedging reserve
At beginning of period	(314)	(140)	(272)	(140)	(252)
Amount recognised in equity	811	14	(47)	825	(58)
Amount transferred from equity to earnings	(223)	(241)	7	(464)	17
Tax	(161)	53	19	(108)	-
Recycled to profit or loss on disposal of businesses (3)	-	-	58	-	58

At end of period	113	(314)	(235)	113	(235)

For the notes to this table refer to page 72.

Condensed consolidated statement of changes in equity
for the half year ended 30 June 2011 (continued)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Foreign exchange reserve
At beginning of period	4,754	5,138	5,229	5,138	4,528
Retranslation of net assets	189	(429)	666	(240)	1,775
Foreign currency (losses)/gains on hedges of net assets	(116)	76	(189)	(40)	(609)
Tax	7	(31)	60	(24)	72
Recycled to profit or loss on disposal of businesses	-	-	(11)	-	(11)

At end of period	4,834	4,754	5,755	4,834	5,755

Capital redemption reserve
At beginning of period	198	198	170	198	170
Preference shares redeemed	-	-	2	-	2

At end of period	198	198	172	198	172

Contingent capital reserve
At beginning and end of period	(1,208)	(1,208)	(1,208)	(1,208)	(1,208)

Retained earnings
At beginning of period	20,713	21,239	24,164	21,239	12,134
(Loss)/profit attributable to ordinary and B shareholders and other equity owners
- continuing operations	(899)	(530)	302	(1,429)	163
- discontinued operations	2	2	(26)	4	(30)
Equity preference dividends paid	-	-	-	-	(105)
Paid-in equity dividends paid, net of tax	-	-	(19)	-	(19)
Transfer from paid-in equity
- gross	-	-	2	-	2
- tax	-	-	(1)	-	(1)
Equity owners gain on withdrawal of minority interest
- gross	-	-	40	-	40
- tax	-	-	(11)	-	(11)
Redemption of equity preference shares	-	-	(2,968)	-	(2,968)
Gain on redemption of equity preference shares	-	-	609	-	609
Redemption of preference shares classified as debt	-	-	(118)	-	(118)
Transfer from merger reserve	50	-	-	50	12,250
Shares issued under employee share schemes	(166)	(41)	(2)	(207)	(9)
Share-based payments
- gross	29	38	26	67	61
- tax	(3)	5	5	2	5

At end of period	19,726	20,713	22,003	19,726	22,003

Condensed consolidated statement of changes in equity
for the half year ended 30 June 2011 (continued)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Own shares held
At beginning of period	(785)	(808)	(488)	(808)	(121)
Shares (purchased)/disposed	(6)	12	(330)	6	(704)
Shares issued under employee share schemes	5	11	2	16	9

At end of period	(786)	(785)	(816)	(786)	(816)

Owners' equity at end of period	74,744	74,076	76,802	74,744	76,802

Non-controlling interests
At beginning of period	1,710	1,719	10,364	1,719	16,895
Currency translation adjustments and other movements	(14)	(7)	(557)	(21)	(461)
Profit/(loss) attributable to non-controlling interests
- continuing operations	(1)	(9)	47	(10)	74
- discontinued operations	19	8	(993)	27	(676)
Dividends paid	(39)	-	(1,497)	(39)	(4,171)
Movements in available-for-sale securities
- unrealised (losses)/gains	(1)	1	(3)	-	22
- realised gains	-	(3)	(12)	(3)	(3)
- tax	-	1	4	1	1
- recycled to profit or loss on disposal of discontinued operations (4)	-	-	(7)	-	(7)
Movements in cash flow hedging reserves
- amounts recognised in equity	-	-	30	-	(165)
- amounts transferred from equity to earnings	-	-	(1)	-	-
- tax	-	-	(1)	-	47
- recycled to profit or loss on disposal of discontinued operations (5)	-	-	1,036	-	1,036
Equity raised	-	-	(10)	-	501
Equity withdrawn and disposals	(176)	-	(5,868)	(176)	(10,561)
Transfer to retained earnings	-	-	(40)	-	(40)

At end of period	1,498	1,710	2,492	1,498	2,492

Total equity at end of period	76,242	75,786	79,294	76,242	79,294

Total comprehensive income/(loss) recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	3	(9)	(457)	(6)	(132)
Preference shareholders	-	-	-	-	105
Paid-in equity holders	-	-	19	-	19
Ordinary and B shareholders	647	(1,112)	888	(465)	1,549

	650	(1,121)	450	(471)	1,541

Notes:
(1)
Includes an impairment loss of £733 million in respect of the Group's holding of Greek government bonds, together with £109 million of related interest rate hedge adjustments, in the quarter ended 30 June 2011 and half year ended 30 June 2011.

(2)	Net of tax (quarter ended 30 June 2010 - £6 million credit; half year ended 30 June 2010 - £6 million credit).
(3)	Net of tax (quarter ended 30 June 2010 - £20 million charge; half year ended 30 June 2010 - £20 million charge).
(4)	Net of tax (quarter ended 30 June 2010 - £2 million credit; half year ended 30 June 2010 - £2 million credit).
(5)	Net of tax (quarter ended 30 June 2010 - £346 million charge; half year ended 30 June 2010 - £346 million charge).

Condensed consolidated cash flow statement
for the half year ended 30 June 2011

	First half 2011	First half 2010
	£m	£m

Operating activities
Operating (loss)/profit before tax	(794)	1,169
Operating profit/(loss) before tax on discontinued operations	38	(618)
Adjustments for non-cash items	1,503	2,571

Net cash inflow from trading activities	747	3,122
Changes in operating assets and liabilities	7,595	(13,954)

Net cash flows from operating activities before tax	8,342	(10,832)
Income taxes (paid)/received	(90)	411

Net cash flows from operating activities	8,252	(10,421)

Net cash flows from investing activities	(4,362)	822

Net cash flows from financing activities	(1,212)	(12,795)

Effects of exchange rate changes on cash and cash equivalents	482	(355)

Net increase/(decrease) in cash and cash equivalents	3,160	(22,749)
Cash and cash equivalents at beginning of period	152,530	144,186

Cash and cash equivalents at end of period	155,690	121,437

Notes

1. Basis of preparation
The Group's business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 5 to 117. Its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the risk and balance sheet management sections on pages 118 to 171. A summary of the risk factors which could materially affect the Group's future results are described on pages 174 to 177. The Group's regulatory capital resources are set on page 119. Pages 122 to 130 describe the Group's funding and liquidity management. The condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting'.

Having reviewed the Group's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the interim financial statements for the six months ended 30 June 2011 have been prepared on a going concern basis.

In line with the Group's policy of providing users of its financial reports with relevant and transparent disclosures, it has adopted the British Bankers' Association Code for Financial Reporting Disclosure published in September 2010. The code sets out five disclosure principles together with supporting guidance: the overarching principle being a commitment to provide high quality, meaningful and decision-useful disclosures.

2. Accounting policies
The annual accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB as adopted by the European Union (EU) (together IFRS). There have been no significant changes to the Group's principal accounting policies as set out on pages 275 to 283 of the 2010 Annual Report and Accounts.

Recent developments in IFRS
In May 2011, the IASB issued six new or revised standards:

IFRS 10 Consolidated Financial Statements which replaces SIC-12 Consolidation - Special Purpose Entities and the consolidation elements of the existing IAS 27 Consolidated and Separate Financial Statements.  The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity.

IAS 27 Separate Financial Statements which comprises those parts of the existing IAS 27 that dealt with separate financial statements.

IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures. IFRS 11 distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor's consolidated accounts using the equity method.

Notes (continued)

2. Accounting policies (continued)

Recent developments in IFRS (continued)
IAS 28 Investments in Associates and Joint Ventures covers joint ventures as well as associates; both must be accounted for using the equity method.  The mechanics of the equity method are unchanged.

IFRS 12 Disclosure of Interests in Other Entities covers disclosures for entities reporting under IFRS 10 and IFRS 11 replacing those in IAS 28 and IAS 27.  Entities are required to disclose information that helps financial statement readers evaluate the nature, risks and financial effects associated with an entity's interests in subsidiaries, in associates and joint arrangements and in unconsolidated structured entities.

IFRS 13 Fair Value Measurement which sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements.

These standards are effective for annual periods beginning on or after 1 January 2013.  Earlier application is permitted.  The Group is reviewing the standards to determine their effect on the Group's financial reporting.

In June 2011, the IASB issued amendments to two standards:

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income that require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those that are subject to subsequent reclassification.

Amendments IAS 19 Employee Benefits - these require the immediate recognition of all actuarial gains and losses eliminating the 'corridor approach'; interest cost to be calculated on the net pension liability or asset at the appropriate corporate bond rate; and all past service costs to be recognised immediately when a scheme is curtailed or amended.

These amendments are effective for annual periods beginning on or after 1 January 2013.  Earlier application is permitted.  The Group is reviewing the amendments to determine their effect on the Group's financial reporting.

Notes (continued)

3. Analysis of income, expenses and impairment losses

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Loans and advances to customers	4,535	4,593	4,754	9,128	9,451
Loans and advances to banks	164	172	131	336	271
Debt securities	705	636	1,003	1,341	1,858

Interest receivable	5,404	5,401	5,888	10,805	11,580

Customer accounts	853	831	966	1,684	1,834
Deposits by banks	249	259	418	508	715
Debt securities in issue	863	817	824	1,680	1,678
Subordinated liabilities	190	185	60	375	260
Internal funding of trading businesses	22	8	(56)	30	(125)

Interest payable	2,177	2,100	2,212	4,277	4,362

Net interest income	3,227	3,301	3,676	6,528	7,218

Fees and commissions receivable	1,700	1,642	2,053	3,342	4,104
Fees and commissions payable
- banking	(238)	(181)	(541)	(419)	(1,007)
- insurance related	(85)	(79)	(38)	(164)	(144)

Net fees and commissions	1,377	1,382	1,474	2,759	2,953

Foreign exchange	375	203	383	578	832
Interest rate	2	649	207	651	1,161
Credit	562	(248)	1,231	314	1,208
Other	208	231	289	439	675

Income from trading activities	1,147	835	2,110	1,982	3,876

Gain on redemption of own debt	255	-	553	255	553

Operating lease and other rental income	350	322	344	672	687
Changes in fair value of own debt	228	(294)	515	(66)	305
Changes in the fair value of securities and other financial assets and liabilities	224	68	(165)	292	(151)
Changes in the fair value of investment properties	(27)	(25)	(105)	(52)	(108)
Profit on sale of securities	193	236	6	429	154
Profit on sale of property, plant and equipment	11	11	3	22	12
Profit/(loss) on sale of subsidiaries and associates	55	(29)	(428)	26	(358)
Life business (losses)/profits	(3)	(2)	(23)	(5)	12
Dividend income	18	15	21	33	41
Share of profits less losses of associated entities	8	7	26	15	48
Other income	85	82	152	167	151

Other operating income	1,142	391	346	1,533	793

Refer to Appendix 1 for a reconciliation between the managed and statutory bases for key line items.

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Non-interest income (excluding insurance net premium income)	3,921	2,608	4,483	6,529	8,175
Insurance net premium income	1,090	1,149	1,278	2,239	2,567

Total non-interest income	5,011	3,757	5,761	8,768	10,742

Total income	8,238	7,058	9,437	15,296	17,960

Staff costs
- wages, salaries and other staff costs	1,923	2,059	2,079	3,982	4,373
- bonus tax	11	11	15	22	69
- social security costs	168	192	158	360	352
- pension costs	108	137	113	245	260

Total staff costs	2,210	2,399	2,365	4,609	5,054
Premises and equipment	602	571	547	1,173	1,082
Other	1,752	921	1,022	2,673	2,033

Administrative expenses	4,564	3,891	3,934	8,455	8,169
Depreciation and amortisation	453	424	519	877	1,001

Operating expenses	5,017	4,315	4,453	9,332	9,170

General insurance	793	912	1,348	1,705	2,455
Bancassurance	-	-	(25)	-	4

Insurance net claims	793	912	1,323	1,705	2,459

Loan impairment losses	2,237	1,898	2,479	4,135	5,081
Securities impairment losses
- sovereign debt impairment and related interest rate hedge adjustments	842	-	-	842	-
- other	27	49	8	76	81

Impairment losses	3,106	1,947	2,487	5,053	5,162

Refer to Appendix 1 for a reconciliation between the managed and statutory bases for key line items.

Notes (continued)

4. Loan impairment provisions
Operating (loss)/profit is stated after charging loan impairment losses of £2,237 million (Q1 2011 - £1,898 million; Q2 2010 - £2,479 million). The balance sheet loan impairment provisions increased in the quarter ended 30 June 2011 from £19,258 million to £20,759 million and the movements thereon were:

	Quarter ended
	30 June 2011				31 March 2011			30 June 2010
	Core	Non-Core	RFS MI	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,416	10,842	-	19,258	7,866	10,316	18,182	7,397	9,430	16,827
Transfers to disposal groups	-	9	-	9	-	(9)	(9)	-	(38)	(38)
Intra-group transfers	-	-	-	-	177	(177)	-	-	-	-
Currency translation and other adjustments	33	145	-	178	56	95	151	(309)	(66)	(375)
Disposals	-	-	11	11	-	-	-	-	(17)	(17)
Amounts written-off	(504)	(474)	-	(978)	(514)	(438)	(952)	(562)	(2,122)	(2,684)
Recoveries of amounts previously written-off	41	126	-	167	39	80	119	59	21	80
Charge to income statement
- continued	810	1,427	-	2,237	852	1,046	1,898	1,096	1,383	2,479
- discontinued	-	-	(11)	(11)	-	-	-	-	-	-
Unwind of discount	(44)	(68)	-	(112)	(60)	(71)	(131)	(48)	(58)	(106)

At end of period	8,752	12,007	-	20,759	8,416	10,842	19,258	7,633	8,533	16,166

	Half year ended
	30 June 2011				30 June 2010
	Core	Non-Core	RFS MI	Total	Core	Non-Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	7,866	10,316	-	18,182	6,921	8,252	2,110	17,283
Transfers to disposal groups	-	-	-	-	-	(67)	-	(67)
Intra-group transfers	177	(177)	-	-	-	-	-	-
Currency translation and other adjustments	89	240	-	329	(279)	119	-	(160)
Disposals	-	-	11	11	-	(17)	(2,152)	(2,169)
Amounts written-off	(1,018)	(912)	-	(1,930)	(1,063)	(2,718)	-	(3,781)
Recoveries of amounts previously written-off	80	206	-	286	104	46	-	150
Charge to income statement
- continuing	1,662	2,473	-	4,135	2,046	3,035	-	5,081
- discontinued	-	-	(11)	(11)	-	-	42	42
Unwind of discount	(104)	(139)	-	(243)	(96)	(117)	-	(213)

At end of period	8,752	12,007	-	20,759	7,633	8,533	-	16,166

Provisions at 30 June 2011 include £132 million (31 March 2011 - £130 million; 30 June 2010 - £139 million) in respect of loans and advances to banks.

The table above excludes impairments relating to securities.

Notes (continued)

5. Strategic disposals
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Gain/(loss) on sale and provision for loss on disposal of investments in:
- RBS Asset Management's investment strategies business	-	-	-	-	80
- Global Merchant Services	-	47	-	47	-
- Non-Core project finance assets	(4)	-	-	(4)	-
- Life assurance business	-	-	(235)	-	(235)
- Other	54	(70)	(176)	(16)	(203)

	50	(23)	(411)	27	(358)

6. Pensions
The Group and the Trustees of The Royal Bank of Scotland Group Pension Fund (which is the main defined benefit scheme of the Group) have recently agreed the funding valuation of the Main Scheme as at 31 March 2010 which shows that the value of liabilities exceeded the value of assets by £3.5 billion as at 31 March 2010, a ratio of assets to liabilities of 84%.

In order to eliminate this deficit, the Group will pay additional contributions each year over the period 2011 to 2018. These contributions will start at £375 million per annum in 2011, increase to £400 million per annum in 2013 and from 2016 onwards be further increased in line with price inflation.  These contributions are in addition to the regular contributions of around £300 million for future accrual of benefits.

7. Bank Levy
The Finance (No. 3) Act 2011 introduced an annual bank levy in the UK.  The levy will be collected through the existing quarterly Corporation Tax collection mechanism starting with payment dates on or after 19 July 2011.

The levy is based on the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. The first chargeable period for RBS is the year ending 31 December 2011. In determining the chargeable equity and liabilities the following amounts are excluded: adjusted Tier 1 capital; certain "protected deposits" (for example those protected under the Financial Services Compensation Scheme); liabilities that arise from certain insurance business within banking groups; liabilities in respect of currency notes in circulation; Financial Services Compensation Scheme liabilities; liabilities representing segregated client money; and deferred tax liabilities, current tax liabilities, liabilities in respect of the levy, revaluation of property liabilities, liabilities representing the revaluation of business premises and defined benefit retirement liabilities. It is also permitted in specified circumstances to reduce certain liabilities: by netting them against certain assets; offsetting assets on the relevant balance sheets that would qualify as high quality liquid assets (in accordance with the FSA definition); and repo liabilities secured against sovereign and supranational debt.

Notes (continued)

7. Bank Levy (continued)
The levy will be set at a rate of 0.075 per cent from 2011. Three different rates apply during 2011, these average to 0.075 per cent. Certain liabilities are subject to only a half rate, namely any deposits not otherwise excluded, (except for those from financial institutions and financial traders) and liabilities with a maturity greater than one year at the balance sheet date. The levy is not charged on the first £20 billion of chargeable liabilities.

If the levy had been applied to the balance sheet at 30 June 2011, the cost of the levy to RBS would be a full year charge of approximately £330 million. Under IFRS, no liability for the bank levy arises until the measurement date, 31 December 2011. Accordingly, no accrual was made for the estimated cost of the levy at 30 June 2011.

8. Tax
The charge for tax differs from the tax credit/(charge) computed by applying the standard UK corporation tax rate of 26.5% (2010 - 28%) as follows:

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

(Loss)/profit before tax	(678)	(116)	1,174	(794)	1,169

Tax credit/(charge) based on the standard UK corporation tax rate of 26.5% (2010 - 28%)	179	31	(329)	210	(327)
Sovereign debt impairment and related interest rate hedge adjustments where no deferred tax asset recognised	(219)	-	-	(219)	-
Losses in period where no deferred tax asset recognised	(66)	(166)	(280)	(232)	(355)
Foreign profits taxed at other rates	(100)	(200)	(210)	(300)	(338)
UK tax rate change - deferred tax impact	-	(87)	-	(87)	-
Unrecognised timing differences	(15)	5	52	(10)	-
Items not allowed for tax
- losses on strategic disposals and write downs	(7)	(3)	(134)	(10)	(145)
- other disallowable items	(70)	(40)	(59)	(110)	(84)
Non-taxable items
- gain on sale of Global Merchant Services	-	12	-	12	-
- gain on redemption of own debt	-	-	12	-	12
- other non taxable items	9	12	62	21	64
Taxable foreign exchange movements	(2)	2	7	-	7
Losses brought forward and utilised	13	16	3	29	11
Adjustments in respect of prior periods	56	(5)	51	51	223

Actual tax charge	(222)	(423)	(825)	(645)	(932)

The high charge in the first six months of 2011 reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland and the Netherlands) and the effect of the reduction of 1% in the rate of UK Corporation Tax enacted in March 2011 on the net deferred tax balance.

Notes (continued)

8. Tax (continued)

The combined effect of losses in Ireland and the Netherlands (including the sovereign debt impairment and related interest rate hedge adjustments) in the half year ended 30 June 2011 for which no deferred tax asset has been recognised and the 1% change in the standard rate of UK corporation tax accounts for £691 million (81%) of the difference between the actual tax charge and the tax credit derived from applying the standard UK Corporation Tax rate to the results for the period.

The Group has recognised a deferred tax asset at 30 June 2011 of £6,245 million (31 March 2011 -£6,299 million; 31 December 2010 - £6,373 million), of which £3,880 million (31 March 2011 - £3,770 million; 31 December 2010 - £3,849 million) relates to carried forward trading losses in the UK. Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 June 2011 and concluded that it is recoverable based on future profit projections.

9. Profit/(loss) attributable to non-controlling interests

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Trust preferred securities	-	-	-	-	10
RBS Sempra Commodities JV	4	(9)	20	(5)	20
ABN AMRO
- RFS Holdings minority interest	14	10	(976)	24	(644)
- other	-	-	1	-	1
RBS Life Holdings	-	-	7	-	11
Other	-	(2)	2	(2)	-

Profit/(loss) attributable to non-controlling interests	18	(1)	(946)	17	(602)

10. Dividends
The Group has undertaken that, unless otherwise agreed with the European Commission, neither the company nor any of its direct or indirect subsidiaries (other than companies in the RBS Holdings N.V. group, which are subject to different restrictions) will pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from 30 April 2010 and for a period of two years thereafter ("the Deferral period"), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the deferral period, unless there is a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

Notes (continued)

11. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Earnings
(Loss)/profit from continuing operations attributable to ordinary and B shareholders	(899)	(530)	283	(1,429)	39
Gain on redemption of preference shares and paid-in equity	-	-	610	-	610

Adjusted (loss)/profit from continuing operations attributable to ordinary and B shareholders	(899)	(530)	893	(1,429)	649

Profit/(loss) from discontinued operations attributable to ordinary and B shareholders	2	2	(26)	4	(30)

Ordinary shares in issue during the period (millions)	56,973	56,798	56,413	56,886	56,326
B shares in issue during the period (millions)	51,000	51,000	51,000	51,000	51,000

Weighted average number of ordinary and B shares in issue during the period (millions)	107,973	107,798	107,413	107,886	107,326
Effect of dilutive share options and convertible securities	-	-	521	-	536

Diluted weighted average number of ordinary and B shares in issue during the period (1)	107,973	107,798	107,934	107,886	107,862

Basic (loss)/earnings per ordinary and B share from continuing operations	(0.8p)	(0.5p)	0.8p	(1.3p)	0.6p
Fair value of own debt	(0.2p)	0.3p	(0.5p)	0.1p	(0.3p)
Asset Protection Scheme credit default swap - fair value changes	0.1p	0.3p	(0.3p)	0.4p	-
Payment Protection Insurance costs	0.6p	-	-	0.6p	-
Sovereign debt impairment and related interest rate hedge adjustments	0.8p	-	-	0.8p	-
Amortisation of purchased intangible assets	-	-	0.1p	-	0.1p
Integration and restructuring costs	-	0.2p	0.2p	0.2p	0.3p
Gain on redemption of own debt	(0.2p)	-	(1.0p)	(0.2p)	(1.0p)
Strategic disposals	-	-	0.4p	-	0.3p
Bonus tax	-	-	-	-	0.1p

Adjusted earnings/(loss) per ordinary and B share from continuing operations	0.3p	0.3p	(0.3p)	0.6p	0.1p
Loss/(profit) from Non-Core attributable to ordinary and B shareholders	0.4p	0.3p	(0.1p)	0.7p	0.8p

Core adjusted earnings/(loss) per ordinary and B share from continuing operations	0.7p	0.6p	(0.4p)	1.3p	0.9p
Core impairment losses	0.3p	0.3p	(0.1p)	0.6p	0.5p

Pre-impairment Core adjusted earnings/(loss) per ordinary and B share	1.0p	0.9p	(0.5p)	1.9p	1.4p

Memo: Core adjusted earnings per ordinary and B share from continuing operations assuming normalised tax rate of 26.5% (2010 - 28.0%)	1.1p	1.4p	1.0p	2.5p	2.6p

Diluted (loss)/earnings per ordinary and B share from continuing operations	(0.8p)	(0.5p)	0.8p	(1.3p)	0.6p

Note:
(1)	Following reconsideration of the terms of the B Share agreement with HM Treasury, it is no longer treated as dilutive. The comparative amount for the half year ended 30 June 2010 has been restated.

Notes (continued)

12. Segmental analysis
There have been no significant changes in the Group's divisions as set out on page 377 of the 2010 Report and Accounts. Operating profit/(loss) before tax, total revenue and total assets by division are shown in the tables below.

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of the divisional profit/(loss) for the quarters ended 30 June 2011, 31 March 2011 and 30 June 2010 and the half years ended 30 June 2011 and 30 June 2010 by main income statement captions. The divisional income statements on pages 23 to 61 reflect certain presentational reallocations as described in the notes below. These do not affect the overall operating profit/(loss).

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 30 June 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,086	333	1,419	(688)	-	(208)	523
UK Corporate	641	325	966	(403)	-	(218)	345
Wealth	182	115	297	(220)	-	(3)	74
Global Transaction Services	263	297	560	(342)	-	(54)	164
Ulster Bank	171	51	222	(142)	-	(269)	(189)
US Retail & Commercial	469	246	715	(522)	-	(66)	127
Global Banking & Markets (1)	164	1,386	1,550	(1,067)	-	(37)	446
RBS Insurance (2)	89	957	1,046	(203)	(704)	-	139
Central items	(65)	79	14	30	1	2	47

Core	3,000	3,789	6,789	(3,557)	(703)	(853)	1,676
Non-Core (3)	233	745	978	(335)	(90)	(1,411)	(858)

	3,233	4,534	7,767	(3,892)	(793)	(2,264)	818
Fair value of own debt (4)	-	339	339	-	-	-	339
Asset Protection Scheme credit default swap - fair value changes (5)	-	(168)	(168)	-	-	-	(168)
Payment Protection Insurance costs	-	-	-	(850)	-	-	(850)
Sovereign debt impairment and related interest rate hedge adjustments	-	-	-	-	-	(842)	(842)
Amortisation of purchased intangible assets	-	-	-	(56)	-	-	(56)
Integration and restructuring costs	-	1	1	(209)	-	-	(208)
Gain on redemption of own debt	-	255	255	-	-	-	255
Strategic disposals	-	50	50	-	-	-	50
Bonus tax	-	-	-	(11)	-	-	(11)
RFS Holdings minority interest	(6)	-	(6)	1	-	-	(5)

Total statutory	3,227	5,011	8,238	(5,017)	(793)	(3,106)	(678)

Notes:
(1)
Reallocation of £14 million between net interest income and non-interest income in respect of funding costs of rental assets, £11 million and to record interest on financial assets and liabilities designated as at fair value profit or loss, £3 million.

(2)
Total income includes £69 million investment income, £54 million in net interest income and £15 million in non-interest income. Reallocation of £35 million between non-interest income and net interest income in respect of instalment income.

(3)
Reallocation of £52 million between net interest income and non-interest income in respect of funding costs of rental assets, £51 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £1 million.

(4)	Comprises £111 million gain included in 'Income from trading activities' and £228 million gain included in 'Other operating income' on a statutory basis.
(5)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

12. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 March 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,076	304	1,380	(678)	-	(194)	508
UK Corporate	689	332	1,021	(423)	-	(105)	493
Wealth	167	114	281	(196)	-	(5)	80
Global Transaction Services	260	282	542	(335)	-	(20)	187
Ulster Bank	169	51	220	(136)	-	(461)	(377)
US Retail & Commercial	451	243	694	(504)	-	(110)	80
Global Banking & Markets (1)	180	2,200	2,380	(1,306)	-	24	1,098
RBS Insurance (2)	88	982	1,070	(219)	(784)	-	67
Central items	(28)	(13)	(41)	(1)	-	(1)	(43)

Core	3,052	4,495	7,547	(3,798)	(784)	(872)	2,093
Non-Core (3)	250	236	486	(323)	(128)	(1,075)	(1,040)

	3,302	4,731	8,033	(4,121)	(912)	(1,947)	1,053
Fair value of own debt (4)	-	(480)	(480)	-	-	-	(480)
Asset Protection Scheme credit default swap - fair value changes (5)	-	(469)	(469)	-	-	-	(469)
Amortisation of purchased intangible assets	-	-	-	(44)	-	-	(44)
Integration and restructuring costs	(2)	(4)	(6)	(139)	-	-	(145)
Strategic disposals	-	(23)	(23)	-	-	-	(23)
Bonus tax	-	-	-	(11)	-	-	(11)
RFS Holdings minority interest	1	2	3	-	-	-	3

Total statutory	3,301	3,757	7,058	(4,315)	(912)	(1,947)	(116)

Notes:
(1)
Reallocation of £13 million between net interest income and non-interest income in respect of funding costs of rental assets, £10 million and to record interest on financial assets and liabilities designated as at fair value profit or loss, £3 million.

(2)
Total income includes £64 million of investment income, £53 million in net interest income and £11 million in non-interest income. Reallocation of £35 million between non-interest income and net interest income in respect of instalment income.

(3)
Reallocation of £53 million between net interest income and non-interest income in respect of funding costs of rental assets, £51 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £2 million.

(4)	Comprises £186 million loss included in 'Income from trading activities' and £294 million loss included in 'Other operating income' on a statutory basis.
(5)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

12. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 30 June 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail (1)	1,001	297	1,298	(747)	25	(300)	276
UK Corporate	647	340	987	(399)	-	(198)	390
Wealth	150	116	266	(178)	-	(7)	81
Global Transaction Services	237	411	648	(366)	-	(3)	279
Ulster Bank	194	53	247	(143)	-	(281)	(177)
US Retail & Commercial	502	275	777	(504)	-	(144)	129
Global Banking & Markets (2)	320	1,627	1,947	(1,033)	-	(164)	750
RBS Insurance (3)	95	1,048	1,143	(220)	(1,126)	-	(203)
Central items	66	(72)	(6)	62	(7)	-	49

Core	3,212	4,095	7,307	(3,528)	(1,108)	(1,097)	1,574
Non-Core (4)	472	384	856	(575)	(215)	(1,390)	(1,324)

	3,684	4,479	8,163	(4,103)	(1,323)	(2,487)	250
Fair value of own debt (5)	-	619	619	-	-	-	619
Asset Protection Scheme credit default swap - fair value changes (6)	-	500	500	-	-	-	500
Amortisation of purchased intangible assets	-	-	-	(85)	-	-	(85)
Integration and restructuring costs	-	-	-	(254)	-	-	(254)
Gain on redemption of own debt	-	553	553	-	-	-	553
Strategic disposals	-	(411)	(411)	-	-	-	(411)
Bonus tax	-	-	-	(15)	-	-	(15)
RFS Holdings minority interest	(8)	21	13	4	-	-	17

Total statutory	3,676	5,761	9,437	(4,453)	(1,323)	(2,487)	1,174

Notes:
(1)	Reallocation of netting of bancassurance claims of £25 million from non-interest income.
(2)
Reallocation of £15 million between net interest income and non-interest income in respect of funding costs of rental assets, £9 million and to record interest on financial assets and liabilities designated as at fair value profit or loss, £6 million.

(3)
Total income includes £74 million of investment income, £55 million in net interest income and £19 million in non-interest income. Reallocation of £40 million between non-interest income and net interest income in respect of instalment income.

(4)
Includes reallocation between net interest income and non-interest income in respect of funding costs of rental assets, £78 million, less interest on financial assets and liabilities designated as fair value through profit or loss, £16 million.

(5)	Comprises £104 million gain included in 'income from trading activities' and £515 million gain included in 'Other operating income' on a statutory basis.
(6)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

12. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Half year ended 30 June 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	2,162	637	2,799	(1,366)	-	(402)	1,031
UK Corporate	1,330	657	1,987	(826)	-	(323)	838
Wealth	349	229	578	(416)	-	(8)	154
Global Transaction Services	523	579	1,102	(677)	-	(74)	351
Ulster Bank	340	102	442	(278)	-	(730)	(566)
US Retail & Commercial	920	489	1,409	(1,026)	-	(176)	207
Global Banking & Markets (1)	344	3,586	3,930	(2,373)	-	(13)	1,544
RBS Insurance (2)	177	1,939	2,116	(422)	(1,488)	-	206
Central items	(93)	66	(27)	29	1	1	4

Core	6,052	8,284	14,336	(7,355)	(1,487)	(1,725)	3,769
Non-Core (3)	483	981	1,464	(658)	(218)	(2,486)	(1,898)

	6,535	9,265	15,800	(8,013)	(1,705)	(4,211)	1,871
Fair value of own debt (4)	-	(141)	(141)	-	-	-	(141)
Asset Protection Scheme credit default swap - fair value changes (5)	-	(637)	(637)	-	-	-	(637)
Payment Protection Insurance costs	-	-	-	(850)	-	-	(850)
Sovereign debt impairment and related interest rate hedge adjustments	-	-	-	-	-	(842)	(842)
Amortisation of purchased intangible assets	-	-	-	(100)	-	-	(100)
Integration and restructuring costs	(2)	(3)	(5)	(348)	-	-	(353)
Gain on redemption of own debt	-	255	255	-	-	-	255
Strategic disposals	-	27	27	-	-	-	27
Bonus tax	-	-	-	(22)	-	-	(22)
RFS Holdings minority interest	(5)	2	(3)	1	-	-	(2)

Total statutory	6,528	8,768	15,296	(9,332)	(1,705)	(5,053)	(794)

Notes:
(1)
Reallocation of £27 million between net interest income and non-interest income in respect of funding costs of rental assets, £21 million and to record interest on financial assets and liabilities designated as at fair value profit or loss, £6 million.

(2)
Total income includes £133 million investment income, £107 million in net interest income and £26 million in non-interest income. Reallocation of £70 million between non-interest income and net interest income in respect of instalment income.

(3)
Reallocation of £105 million between net interest income and non-interest income in respect of funding costs of rental assets, £102 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £3 million.

(4)	Comprises £75 million loss included in 'Income from trading activities' and £66 million loss included in 'Other operating income' on a statutory basis.
(5)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

12. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Half year ended 30 June 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail (1)	1,934	643	2,577	(1,470)	(4)	(687)	416
UK Corporate	1,257	669	1,926	(834)	-	(384)	708
Wealth	293	228	521	(367)	-	(11)	143
Global Transaction Services	454	801	1,255	(740)	-	(3)	512
Ulster Bank	382	106	488	(303)	-	(499)	(314)
US Retail & Commercial	970	527	1,497	(1,041)	-	(287)	169
Global Banking & Markets (2)	693	4,078	4,771	(2,327)	-	(196)	2,248
RBS Insurance (3)	191	2,089	2,280	(441)	(2,092)	-	(253)
Central items	73	125	198	204	(15)	(1)	386

Core	6,247	9,266	15,513	(7,319)	(2,111)	(2,068)	4,015
Non-Core (4)	971	802	1,773	(1,214)	(348)	(3,094)	(2,883)

	7,218	10,068	17,286	(8,533)	(2,459)	(5,162)	1,132
Fair value of own debt (5)	-	450	450	-	-	-	450
Amortisation of purchased intangible assets	-	-	-	(150)	-	-	(150)
Integration and restructuring costs	-	-	-	(422)	-	-	(422)
Gain on redemption of own debt	-	553	553	-	-	-	553
Strategic disposals	-	(358)	(358)	-	-	-	(358)
Bonus tax	-	-	-	(69)	-	-	(69)
RFS Holdings minority interest	-	29	29	4	-	-	33

Total statutory	7,218	10,742	17,960	(9,170)	(2,459)	(5,162)	1,169

Notes:
(1)	Reallocation of netting of bancassurance claims of £4 million from non-interest income.
(2)
Reallocation of £21 million between net interest income and non-interest income in respect of funding costs of rental assets, £18 million and to record interest on financial assets and liabilities designated as at fair value profit or loss, £3 million.

(3)
Total income includes £125 million of investment income, £109 million in net interest income and £16 million in non-interest income. Reallocation of £82 million between non-interest income and net interest income in respect of instalment income.

(4)
Reallocation of £131 million between net interest income and non-interest income in respect of funding costs of rental assets, £147 million and to record interest in financial assets and liabilities designated as fair value through profit or loss, £16 million.

(5)	Comprises £145 million gain included in 'Income from trading activities' and £305 million gain included in 'Other operating income' on a statutory basis.

Notes (continued)

12. Segmental analysis (continued)

Total revenue by division

	Quarter ended
	30 June 2011			31 March 2011			30 June 2010
	External	Inter segment	Total	External	Inter segment	Total	External	Inter segment	Total
Total revenue	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,744	88	1,832	1,696	116	1,812	1,700	93	1,793
UK Corporate	1,112	17	1,129	1,153	19	1,172	1,100	23	1,123
Wealth	253	185	438	248	168	416	238	150	388
Global Transaction Services	410	28	438	382	12	394	748	-	748
Ulster Bank	309	2	311	327	-	327	407	40	447
US Retail & Commercial	826	51	877	822	54	876	984	76	1,060
Global Banking & Markets	2,097	1,967	4,064	2,813	1,792	4,605	2,220	1,385	3,605
RBS Insurance	1,187	2	1,189	1,199	2	1,201	1,273	2	1,275
Central items	762	3,062	3,824	693	2,970	3,663	753	2,131	2,884

Core	8,700	5,402	14,102	9,333	5,133	14,466	9,423	3,900	13,323
Non-Core	1,632	116	1,748	1,122	55	1,177	1,582	178	1,760

	10,332	5,518	15,850	10,455	5,188	15,643	11,005	4,078	15,083
Reconciling items
Fair value of own debt	339	-	339	(480)	-	(480)	619	-	619
Asset Protection Scheme credit default swap - fair value changes	(168)	-	(168)	(469)	-	(469)	500	-	500
Integration and restructuring costs	1	-	1	(6)	-	(6)	-	-	-
Gain on redemption of own debt	255	-	255	-	-	-	553	-	553
Strategic disposals	50	-	50	(23)	-	(23)	(411)	-	(411)
RFS Holdings minority interest	(6)	-	(6)	3	-	3	25	-	25
Elimination of intra-group transactions	-	(5,518)	(5,518)	-	(5,188)	(5,188)	-	(4,078)	(4,078)

	10,803	-	10,803	9,480	-	9,480	12,291	-	12,291

Notes (continued)

12. Segmental analysis (continued)

Total revenue by division (continued)

	Half year ended 30 June 2011			Half year ended 30 June 2010
	External	Inter segment	Total	External	Inter segment	Total
Total revenue	£m	£m	£m	£m	£m	£m

UK Retail	3,440	204	3,644	3,391	183	3,574
UK Corporate	2,265	36	2,301	2,151	47	2,198
Wealth	501	353	854	467	296	763
Global Transaction Services	792	40	832	1,454	1	1,455
Ulster Bank	636	2	638	753	70	823
US Retail & Commercial	1,648	105	1,753	1,932	148	2,080
Global Banking & Markets	4,910	3,759	8,669	5,489	2,517	8,006
RBS Insurance	2,386	4	2,390	2,533	5	2,538
Central items	1,455	6,032	7,487	1,233	5,106	6,339

Core	18,033	10,535	28,568	19,403	8,373	27,776
Non-Core	2,754	171	2,925	3,517	71	3,588

	20,787	10,706	31,493	22,920	8,444	31,364
Reconciling items
Fair value of own debt	(141)	-	(141)	450	-	450
Asset Protection Scheme credit default swap - fair value changes	(637)	-	(637)	-	-	-
Integration and restructuring costs	(5)	-	(5)	-	-	-
Gain on redemption of own debt	255	-	255	553	-	553
Strategic disposals	27	-	27	(358)	-	(358)
RFS Holdings minority interest	(3)	-	(3)	29	-	29
Elimination of intra-group transactions	-	(10,706)	(10,706)	-	(8,444)	(8,444)

	20,283	-	20,283	23,594	-	23,594

Total assets by division
	30 June 2011	31 March 2011	31 December 2010
Total assets	£m	£m	£m

UK Retail	113,578	113,303	111,793
UK Corporate	113,565	115,029	114,550
Wealth	22,038	21,500	21,073
Global Transaction Services	30,206	27,091	25,221
Ulster Bank	38,690	39,431	40,081
US Retail & Commercial	70,872	70,559	71,173
Global Banking & Markets	787,655	767,993	802,578
RBS Insurance	12,901	12,673	12,555
Central items	120,734	107,518	99,728

Core	1,310,239	1,275,097	1,298,752
Non-Core	134,692	137,135	153,882

	1,444,931	1,412,232	1,452,634
RFS Holdings minority interest	1,038	1,021	942

	1,445,969	1,413,253	1,453,576

Notes (continued)

13. Discontinued operations and assets and liabilities of disposal groups

Profit/(loss) from discontinued operations, net of tax
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Discontinued operations
Total income	9	8	-	17	1,435
Operating expenses	-	(1)	-	(1)	(820)
Insurance net claims	-	-	-	-	(163)
Impairment recoveries/(losses)	11	-	-	11	(39)

Profit before tax	20	7	-	27	413
Gain on disposal before recycling of reserves	-	-	57	-	57
Recycled reserves	-	-	(1,076)	-	(1,076)

Operating profit/(loss) before tax	20	7	(1,019)	27	(606)
Tax on profit/(loss)	(4)	(3)	-	(7)	(88)

Profit/(loss) after tax	16	4	(1,019)	20	(694)

Businesses acquired exclusively with a view to disposal
Profit/(loss) after tax	5	6	-	11	(12)

Profit/(loss) from discontinued operations, net of tax	21	10	(1,019)	31	(706)

Discontinued operations reflect the results of the State of the Netherlands and Santander in RFS Holdings following the legal separation of ABN AMRO Bank N.V. on 1 April 2010.

Notes (continued)

13. Discontinued operations and assets and liabilities of disposal groups (continued)

	30 June 2011			31 March 2011 £m	31 December 2010 £m
	Sempra	Other	Total
	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	-	155	155	126	184
Loans and advances to banks	316	28	344	612	651
Loans and advances to customers	82	1,405	1,487	3,579	5,013
Debt securities and equity shares	13	3	16	32	20
Derivatives	505	20	525	2,917	5,148
Settlement balances	157	-	157	157	555
Property, plant and equipment	2	15	17	766	18
Other assets	50	423	473	585	704

Discontinued operations and other disposal groups	1,125	2,049	3,174	8,774	12,293
Assets acquired exclusively with a view to disposal	-	233	233	218	191

	1,125	2,282	3,407	8,992	12,484

Liabilities of disposal groups
Deposits by banks	6	80	86	485	266
Customer accounts	57	1,831	1,888	1,976	2,267
Derivatives	480	18	498	2,963	5,042
Settlement balances	505	-	505	452	907
Other liabilities	145	94	239	481	925

Discontinued operations and other disposal groups	1,193	2,023	3,216	6,357	9,407
Liabilities acquired exclusively with a view to disposal	-	21	21	19	21

	1,193	2,044	3,237	6,376	9,428

The Group substantially completed the disposal of the RBS Sempra Commodities JV in 2010. Certain contracts of the RBS Sempra Commodities JV were sold in risk transfer transactions prior to being novated to the purchaser. They comprise substantially all of its residual assets at 30 June 2011, 31 March 2011 and 31 December 2010 with the other assets and liabilities of disposal groups including project finance assets to be sold to The Bank of Tokyo-Mitsubishi UFJ, Ltd and Non-Core interests in Latin America and the Middle East.

Notes (continued)

14. Financial instruments

Classification
The following tables analyse the Group's financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
30 June 2011	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	64,351				64,351
Loans and advances to banks
- reverse repos	36,120	-	-	5,853				41,973
- other	21,733	-	-	31,400				53,133
Loans and advances to customers
- reverse repos	43,641	-	-	12,521				56,162
- other	19,971	1,038	-	458,553		10,010		489,572
Debt securities	118,169	213	118,668	6,595				243,645
Equity shares	21,873	1,049	2,029	-				24,951
Settlement balances	-	-	-	24,566				24,566
Derivatives (5)	394,872							394,872
Intangible assets							14,592	14,592
Property, plant and equipment							17,357	17,357
Deferred tax							6,245	6,245
Prepayments, accrued income and other assets	-	-	-	1,160			9,983	11,143
Assets of disposal groups							3,407	3,407

	656,379	2,300	120,697	604,999		10,010	51,584	1,445,969

Liabilities
Deposits by banks
- repos	19,898	-			15,483			35,381
- other	28,177	-			43,396			71,573
Customer accounts
- repos	57,716	-			31,106			88,822
- other	16,043	5,566			407,094			428,703
Debt securities in issue	10,474	42,395			160,928			213,797
Settlement balances	-	-			22,905			22,905
Short positions	56,106	-						56,106
Derivatives (5)	387,809							387,809
Accruals, deferred income and other liabilities	-	-			1,541	467	22,057	24,065
Retirement benefit liabilities					-		2,239	2,239
Deferred tax					-		2,092	2,092
Insurance liabilities					-		6,687	6,687
Subordinated liabilities	-	1,092			25,219			26,311
Liabilities of disposal groups							3,237	3,237

	576,223	49,053			707,672	467	36,312	1,369,727

Equity								76,242

								1,445,969

For the notes to this table refer to page 94.

Notes (continued)

14. Financial instruments (continued)

Classification (continued)

	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
31 March 2011	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	59,591				59,591
Loans and advances to banks
- reverse repos	39,838	-	-	5,310				45,148
- other	26,377	6	-	32,921				59,304
Loans and advances to customers
- reverse repos	49,007	-	-	11,504				60,511
- other	17,540	1,053	-	465,673		9,882		494,148
Debt securities	113,139	332	111,128	6,785				231,384
Equity shares	19,134	1,051	2,027	-				22,212
Settlement balances	-	-	-	23,006				23,006
Derivatives (5)	361,048							361,048
Intangible assets							14,409	14,409
Property, plant and equipment							15,846	15,846
Deferred tax							6,299	6,299
Prepayments, accrued income and other assets	-	-	-	1,381			9,974	11,355
Assets of disposal groups							8,992	8,992

	626,083	2,442	113,155	606,171		9,882	55,520	1,413,253

Liabilities
Deposits by banks
- repos	24,204	-			15,411			39,615
- other	25,234	-			38,595			63,829
Customer accounts
- repos	59,246	-			31,186			90,432
- other	13,704	4,933			409,837			428,474
Debt securities in issue	9,383	43,681			162,904			215,968
Settlement balances	-	-			21,394			21,394
Short positions	50,065	-						50,065
Derivatives (5)	360,625							360,625
Accruals, deferred income and other liabilities	-	-			1,560	476	21,033	23,069
Retirement benefit liabilities					-		2,257	2,257
Deferred tax					-		2,094	2,094
Insurance liabilities					-		6,754	6,754
Subordinated liabilities	-	1,064			25,451		-	26,515
Liabilities of disposal groups							6,376	6,376

	542,461	49,678			706,338	476	38,514	1,337,467

Equity								75,786

								1,413,253

For the notes to this table refer to page 94.

Notes (continued)

14. Financial instruments (continued)

Classification (continued)
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	57,014				57,014
Loans and advances to banks
- reverse repos	38,215	-	-	4,392				42,607
- other	26,082	-	-	31,829				57,911
Loans and advances to customers
- reverse repos	41,110	-	-	11,402				52,512
- other	19,903	1,100	-	471,308		10,437		502,748
Debt securities	98,869	402	111,130	7,079				217,480
Equity shares	19,186	1,013	1,999	-				22,198
Settlement balances	-	-	-	11,605				11,605
Derivatives (5)	427,077							427,077
Intangible assets							14,448	14,448
Property, plant and equipment							16,543	16,543
Deferred tax							6,373	6,373
Prepayments, accrued income and other assets	-	-	-	1,306			11,270	12,576
Assets of disposal groups							12,484	12,484

	670,442	2,515	113,129	595,935		10,437	61,118	1,453,576

Liabilities
Deposits by banks
- repos	20,585	-			12,154			32,739
- other	28,216	-			37,835			66,051
Customer accounts
- repos	53,031	-			29,063			82,094
- other	14,357	4,824			409,418			428,599
Debt securities in issue	7,730	43,488			167,154			218,372
Settlement balances	-	-			10,991			10,991
Short positions	43,118	-						43,118
Derivatives (5)	423,967							423,967
Accruals, deferred income and other liabilities	-	-			1,793	458	20,838	23,089
Retirement benefit liabilities					-		2,288	2,288
Deferred tax					-		2,142	2,142
Insurance liabilities					-		6,794	6,794
Subordinated liabilities	-	1,129			25,924			27,053
Liabilities of disposal groups							9,428	9,428

	591,004	49,441			694,332	458	41,490	1,376,725

Equity								76,851

								1,453,576

Notes:
(1)	Held-for-trading.
(2)	Designated as at fair value.
(3)	Available-for-sale.
(4)	Loans and receivables.
(5)	Held-for-trading derivatives include hedging derivatives.

Notes (continued)

14. Financial instruments (continued)

Reclassifications
There were no reclassifications in 2011 or 2010.

Financial instruments carried at fair value
Refer to Note 12 Financial instruments - valuation of the Group's 2010 Annual Report and Accounts for valuation techniques. Certain aspects relating to the valuation of financial instruments carried at fair value are discussed below.

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk.

The table below shows the valuation reserves and adjustments.
	30 June 2011	31 March 2011	31 December 2010
	£m	£m	£m

Credit valuation adjustments (CVA)
Monoline insurers	2,321	2,178	2,443
Credit derivative product companies (CDPCs)	532	445	490
Other counterparties	1,719	1,629	1,714

	4,572	4,252	4,647
Bid-offer, liquidity and other reserves	2,572	2,931	2,797

	7,144	7,183	7,444

CVA represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures.

Key points

30 June 2011 compared with 31 March 2011
•	The increase in monoline CVA primarily reflected higher exposure, due to lower prices of underlying reference instruments, and wider credit spreads.

•
CDPC CVA increased due to higher exposure resulting from wider credit spreads of the underlying reference loans and bonds. This was partially offset by a decrease in the relative value of senior tranches compared with the underlying reference portfolios.

•
The CVA held against exposures to other counterparties increased over the period due to several factors including changes in credit spreads and counterparty exposures due to market moves, together with the impact of counterparty rating downgrades.

•	The decrease in bid-offer, liquidity and other reserves primarily reflects Non-Core de-risking.

Notes (continued)

14. Financial instruments (continued)

Valuation reserves (continued)

Key points (continued)

30 June 2011 compared with 31 December 2010
•	Monoline CVA decreased primarily driven by a reduction in exposure due to higher prices of underlying reference instruments and sterling strengthening against the US dollar.

•	CDPC CVA was higher primarily due to an increase in the estimated cost of hedging expected underlying portfolio default losses in excess of the capital available in each vehicle.

•
The CVA held against exposures to other counterparties was stable over the period with the impact of several factors offsetting including changes in credit spreads and counterparty exposures due to market moves, together with the impact of realised defaults and counterparty rating downgrades.

•	The decrease in bid-offer, liquidity and other reserves primarily reflects Non-Core de-risking.

Own credit
	Debt securities in issue £m	Subordinated liabilities £m	Total £m	Derivatives £m	Total £m
Cumulative own credit adjustment

30 June 2011	1,933	377	2,310	434	2,744
31 March 2011	1,566	372	1,938	447	2,385
31 December 2010	2,091	325	2,416	534	2,950

Carrying values of underlying liabilities	£bn	£bn	£bn

30 June 2011	52.9	1.1	54.0
31 March 2011	53.1	1.1	54.2
31 December 2010	51.2	1.1	52.3

Notes (continued)

14. Financial instruments (continued)

Valuation hierarchy

	30 June 2011
					Level 3 sensitivity (6)
	Total	Level 1	Level 2	Level 3	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Loans and advances to banks
- reverse repos	36.1	-	36.1	-	-	-
- collateral	20.7	-	20.7	-	-	-
- other	1.1	-	0.5	0.6	70	(60)

	57.9	-	57.3	0.6	70	(60)

Loans and advances to customers
- reverse repos	43.5	-	43.5	-	-	-
- collateral	15.8	-	15.8	-	-	-
- other	5.3	-	4.8	0.5	30	(30)

	64.6	-	64.1	0.5	30	(30)

Debt securities
- government	139.8	125.0	14.8	-	-	-
- MBS (1)	56.2	-	55.6	0.6	30	(20)
- CDOs (2)	3.4	-	0.9	2.5	170	(30)
- CLOs (3)	5.0	-	3.6	1.4	110	(30)
- other ABS (4)	4.3	-	3.2	1.1	90	(30)
- corporate	8.0	-	7.6	0.4	40	(40)
- financial institutions	20.0	3.1	16.3	0.6	30	(50)
- other	0.3	-	0.3	-	-	-

	237.0	128.1	102.3	6.6	470	(200)

Equity shares	25.0	21.7	2.1	1.2	210	(240)

Derivatives
- foreign exchange	72.7	-	71.9	0.8	30	(30)
- interest rate	284.1	0.3	282.7	1.1	60	(60)
- equities and commodities	5.7	-	5.5	0.2	-	-
- credit	32.4	-	29.9	2.5	510	(130)

	394.9	0.3	390.0	4.6	600	(220)

Total	779.4	150.1	615.8	13.5	1,380	(750)

Proportion	100%	19.3%	79.0%	1.7%

Of which
Core	742.7	148.7	587.8	6.2
Non-Core	36.7	1.4	28.0	7.3

Total	779.4	150.1	615.8	13.5

For the notes to this table refer to page 101.

Notes (continued)

14. Financial instruments (continued)

Valuation hierarchy (continued)

	31 March 2011				31 December 2010
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to banks
- reverse repos	39.8	-	39.8	-	38.2	-	38.2	-
- collateral	25.3	-	25.3	-	25.1	-	25.1	-
- other	1.1	-	0.4	0.7	1.0	-	0.6	0.4

	66.2	-	65.5	0.7	64.3	-	63.9	0.4

Loans and advances to customers
- reverse repos	49.0	-	49.0	-	41.1	-	41.1	-
- collateral	12.8	-	12.8	-	14.4	-	14.4	-
- other	5.8	-	5.3	0.5	6.6	-	6.2	0.4

	67.6	-	67.1	0.5	62.1	-	61.7	0.4

Debt securities
- government	135.0	117.2	17.8	-	123.9	110.2	13.7	-
- MBS (1)	53.3	-	52.9	0.4	50.2	-	49.5	0.7
- CDOs (2)	3.3	-	0.9	2.4	3.4	-	1.0	2.4
- CLOs (3)	5.5	-	3.4	2.1	5.7	-	3.6	2.1
- other ABS (4)	4.8	-	3.6	1.2	5.4	-	4.0	1.4
- corporate	6.8	-	6.7	0.1	6.2	-	5.9	0.3
- financial institutions	15.4	0.1	14.3	1.0	15.4	0.1	14.0	1.3
- other	0.5	-	0.5	-	0.2	-	0.2	-

	224.6	117.3	100.1	7.2	210.4	110.3	91.9	8.2

Equity shares	22.2	18.6	2.6	1.0	22.2	18.4	2.8	1.0

Derivatives
- foreign exchange	73.6	-	73.5	0.1	83.3	-	83.2	0.1
- interest rate	259.0	0.2	257.4	1.4	311.7	1.7	308.3	1.7
- equities and commodities	5.7	-	5.2	0.5	5.2	0.1	4.9	0.2
- credit - APS (5)	0.1	-	-	0.1	0.6	-	-	0.6
- credit - other	22.6	-	20.0	2.6	26.3	-	23.2	3.1

	361.0	0.2	356.1	4.7	427.1	1.8	419.6	5.7

Total	741.6	136.1	591.4	14.1	786.1	130.5	639.9	15.7

Proportion	100%	18.4%	79.7%	1.9%	100%	16.6%	81.4%	2.0%

Of which
Core	714.0	134.9	572.6	6.5	754.2	129.4	617.6	7.2
Non-Core	27.6	1.2	18.8	7.6	31.9	1.1	22.3	8.5

Total	741.6	136.1	591.4	14.1	786.1	130.5	639.9	15.7

For the notes to this table refer to page 101.

Notes (continued)

14. Financial instruments (continued)

Valuation hierarchy (continued)

The following table details AFS assets included within total assets on page 97.

	30 June 2011
					Level 3 Sensitivity (6)
	Total	Level 1	Level 2	Level 3	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Debt securities
- government	65.5	59.5	6.0	-	-	-
- MBS (1)	33.7	-	33.4	0.3	20	(10)
- CDOs (2)	2.0	-	0.5	1.5	90	(10)
- CLOs (3)	4.2	-	3.4	0.8	50	(10)
- other ABS (4)	3.4	-	2.4	1.0	50	(30)
- corporate	1.9	-	1.9	-	-	-
- financial institutions	8.0	0.2	7.8	-	-	-

	118.7	59.7	55.4	3.6	210	(60)
Equity shares	2.0	0.3	1.3	0.4	70	(80)

Total	120.7	60.0	56.7	4.0	280	(140)

Of which
Core	111.3	59.5	50.8	1.0
Non-Core	9.4	0.5	5.9	3.0

Total	120.7	60.0	56.7	4.0

	31 March 2011				31 December 2010
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Debt securities
- government	58.4	51.3	7.1	-	59.4	53.0	6.4	-
- MBS (1)	33.0	-	32.8	0.2	31.5	-	31.1	0.4
- CDOs (2)	1.9	-	0.5	1.4	2.0	-	0.6	1.4
- CLOs (3)	4.4	-	3.2	1.2	5.0	-	3.5	1.5
- other ABS (4)	3.6	-	2.5	1.1	4.0	-	2.9	1.1
- corporate	1.8	-	1.8	-	1.4	-	1.4	-
- financial institutions	8.0	0.1	7.9	-	7.8	0.1	7.7	-

	111.1	51.4	55.8	3.9	111.1	53.1	53.6	4.4
Equity shares	2.0	0.3	1.4	0.3	2.0	0.3	1.4	0.3

Total	113.1	51.7	57.2	4.2	113.1	53.4	55.0	4.7

Of which
Core	103.7	51.4	51.4	0.9	103.0	52.8	49.2	1.0
Non-Core	9.4	0.3	5.8	3.3	10.1	0.6	5.8	3.7

Total	113.1	51.7	57.2	4.2	113.1	53.4	55.0	4.7

For the notes to this table refer to page 101.

Notes (continued)

14. Financial instruments (continued)

Valuation hierarchy (continued)

	30 June 2011
					Level 3 Sensitivity (6)
	Total	Level 1	Level 2	Level 3	Favourable	Unfavourable
Liabilities	£bn	£bn	£bn	£bn	£m	£m

Deposits by banks
- repos	19.9	-	19.9	-	-	-
- collateral	25.5	-	25.5	-	-	-
- other	2.7	-	2.7	-	-	-

	48.1	-	48.1	-	-	-

Customer accounts
- repos	57.7	-	57.7	-	-	-
- collateral	11.1	-	11.1	-	-	-
- other	10.5	-	10.4	0.1	50	(50)

	79.3	-	79.2	0.1	50	(50)

Debt securities in issue	52.9	-	50.6	2.3	110	(90)

Short positions	56.1	44.2	11.1	0.8	20	(60)

Derivatives
- foreign exchange	78.0	-	77.6	0.4	20	(20)
- interest rate	269.7	0.2	269.2	0.3	20	(30)
- equities and commodities	9.2	-	8.6	0.6	10	(10)
- credit - APS (5)	0.1	-	-	0.1	500	(220)
- credit - other	30.8	-	29.7	1.1	40	(100)

	387.8	0.2	385.1	2.5	590	(380)

Subordinated liabilities	1.1	-	1.1	-	-	-

Total	625.3	44.4	575.2	5.7	770	(580)

Proportion	100%	7.1%	92.0%	0.9%

Of which
Core	606.8	44.4	558.6	3.8
Non-Core	18.5	-	16.6	1.9

Total	625.3	44.4	575.2	5.7

For the notes to this table refer to page 101.

Notes (continued)

14. Financial instruments (continued)

Valuation hierarchy (continued)

	31 March 2011				31 December 2010
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Liabilities	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposits by banks
- repos	24.2	-	24.2	-	20.6	-	20.6	-
- collateral	23.6	-	23.6	-	26.6	-	26.6	-
- other	1.6	-	1.6	-	1.6	-	1.6	-

	49.4	-	49.4	-	48.8	-	48.8	-

Customer accounts
- repos	59.2	-	59.2	-	53.0	-	53.0	-
- collateral	8.5	-	8.5	-	10.4	-	10.4	-
- other	10.1	-	10.0	0.1	8.8	-	8.7	0.1

	77.8	-	77.7	0.1	72.2	-	72.1	0.1

Debt securities in issue	53.1	-	50.5	2.6	51.2	-	49.0	2.2

Short positions	50.1	40.4	8.8	0.9	43.1	35.0	7.3	0.8

Derivatives
- foreign exchange	79.0	-	78.7	0.3	89.4	0.1	89.3	-
- interest rate	250.5	0.1	249.9	0.5	299.2	0.2	298.0	1.0
- equities and commodities	9.4	-	8.7	0.7	10.1	0.1	9.6	0.4
- credit	21.7	-	21.4	0.3	25.3	-	25.0	0.3

	360.6	0.1	358.7	1.8	424.0	0.4	421.9	1.7

Subordinated liabilities	1.1	-	1.1	-	1.1	-	1.1	-

Total	592.1	40.5	546.2	5.4	640.4	35.4	600.2	4.8

Proportion	100%	6.9%	92.2%	0.9%	100%	5.5%	93.7%	0.8%

Of which
Core	581.1	40.5	536.2	4.4	626.1	35.4	586.9	3.8
Non-Core	11.0	-	10.0	1.0	14.3	-	13.3	1.0

Total	592.1	40.5	546.2	5.4	640.4	35.4	600.2	4.8

Notes:
(1)	Mortgage-backed securities.
(2)	Collateralised debt obligations.
(3)	Collateralised loan obligations.
(4)	Asset-backed securities.
(5)	Asset Protection Scheme.
(6)
Sensitivity represents the reasonably possible favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to the Group's valuation techniques or models. The level 3 sensitivities are calculated at a sub-portfolio level and hence these aggregated figures do not reflect the correlation between some of the sensitivities.

Notes (continued)

14. Financial instruments (continued)

Valuation hierarchy (continued)

30 June 2011 compared with 31 March 2011
•
Total assets carried at fair value increased by £37.8 billion to £779.4 billion. This principally reflected interest rate and credit derivatives (£34.9 billion) due to changes in market parameters and the effect of Non-Core hedging trades respectively and increases in government and US agency debt securities in GBM (£9.4 billion).

•
Total liabilities carried at fair value increased by £33.2 billion to £625.3 billion mainly in interest rate and credit derivatives (£28.3 billion) reflecting market parameter changes as well as increases in GBM's sovereign short positions (£6.0 billion).

•	Level 3 assets decreased by £0.6 billion largely due to bond disposals. The APS derivative was a liability at 30 June 2011 compared with an asset of £81 million at 31 March 2011.

•	Level 3 liabilities increased by £0.3 billion primarily in Non-Core's credit derivatives.

30 June 2011 compared with 31 December 2010
•
Total assets carried at fair value decreased by £6.7 billion in the period to £779.4 billion, with a decrease in derivatives of £32.2 billion mainly reflecting changes in market parameters and netting arrangements. This was partly offset by an increase in debt securities of £26.6 billion primarily reflecting GBM's HFT sovereign bond holdings.

•
Total liabilities carried at fair value decreased by £15.1 billion to £625.3 billion, with a decrease in derivatives of £36.2 billion partly offset by increases in short positions (£13.0 billion) in GBM and, financial institution repos and other customer balances (£7.1 billion).

•
Level 3 assets decreased by £2.2 billion mainly reflecting bond disposals and transfers to level 2 based on improved observability. The APS derivative asset of £550 million at 31 December 2010 decreased to a liability of £87 million at 30 June 2011.

•	Level 3 liabilities have increased by £0.9 billion, primarily derivatives.

•	There were no significant transfers between level 1 and 2.

•
Favourable and unfavourable effects of reasonably possible alternative assumptions on level 3 instruments at 30 June 2011 were £2,150 million (31 December 2010 - £2,600 million) and £1,330 million (31 December 2010 - £2,180 million) respectively. These total sensitivities are an aggregation of portfolio level sensitivities and hence do not reflect the correlation between some of the sensitivities.

•
Net losses of £1.4 billion on level 3 derivative assets held at 30 June 2011 included:
•    the decrease in APS credit derivative (£0.6 billion);
•    Non-Core: relating to monolines, CDPCs and other exotic products in Structured Credit Products and other areas (£0.5 billion); and
•    GBM: various small amounts across businesses (£0.3 billion).

Notes (continued)

14. Financial instruments (continued)

Movement in level 3 portfolios

	1 January 2011	Gains or losses (1)	Transfers in/(out) of level 3	Purchases and issues	Sales and settlements	FX (2)	30 June 2011	Gains/(losses) relating to instruments held at 30 June 2011
	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Fair value through profit or loss:
Loans and advances	843	75	182	67	(78)	(15)	1,074	83
Debt securities	3,784	121	(466)	957	(1,339)	(21)	3,036	(15)
Equity shares	716	(6)	83	39	(50)	2	784	(10)
Derivatives	5,737	(1,356)	96	541	(418)	(4)	4,596	(1,422)

	11,080	(1,166)	(105)	1,604	(1,885)	(38)	9,490	(1,364)

AFS:
Debt securities	4,379	143	(624)	97	(368)	6	3,633	(92)
Equity shares	279	31	112	7	(14)	(7)	408	4

	4,658	174	(512)	104	(382)	(1)	4,041	(88)

Total	15,738	(992)	(617)	1,708	(2,267)	(39)	13,531	(1,452)

Liabilities
Deposits	84	17	(8)	-	-	1	94	17
Debt securities in issue	2,203	29	(255)	578	(345)	42	2,252	36
Short positions	776	(201)	67	195	(55)	-	782	(200)
Derivatives	1,740	(176)	208	1,131	(382)	10	2,531	(118)
Other	1	-	-	-	-	-	1	-

Total	4,804	(331)	12	1,904	(782)	53	5,660	(265)

Notes:
(1)	Net gains/(losses) recognised in the income statement and statement of comprehensive income during the period were (£921) million and £260 million respectively.
(2)	Foreign exchange movements.

Notes (continued)

15. Available-for-sale financial assets
The Q2 2011 movement in available-for-sale financial assets reflects the movement of £733 million losses on Greek government bonds and a £109 million related interest rate hedge adjustment to profit or loss from available-for-sale reserves. Offsetting this partially were realised gains from routine portfolio management in Group Treasury of £153 million, Non-Core of £31 million and UK Corporate of £16 million. In addition, unrealised gains on securities increased by £781 million in the quarter, primarily in relation to high quality sovereign bonds.

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
Available-for-sale reserve	£m	£m	£m	£m	£m

At beginning of period	(2,063)	(2,037)	(1,527)	(2,037)	(1,755)
Unrealised gains	781	162	119	943	647
Realised losses/(gains)	626	(197)	20	429	(127)
Tax	(370)	9	(55)	(361)	(208)
Recycled to profit or loss on disposal of businesses (1)	-	-	(16)	-	(16)

At end of period	(1,026)	(2,063)	(1,459)	(1,026)	(1,459)

Note:
(1)	Net of tax - £6 million credit.

As a result of the deterioration in Greece's fiscal position and the announcement of the proposals to restructure Greek government debt, an impairment loss of £733 million has been recorded in respect of Greek government bonds, along with £109 million related interest rate hedge adjustments. Ireland, Italy, Portugal and Spain are facing less acute fiscal difficulties and the Group's sovereign exposures to these countries were not considered impaired at 30 June 2011.

16. Contingent liabilities and commitments

	30 June 2011			31 March 2011			31 December 2010
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	27,090	1,703	28,793	26,849	3,156	30,005	28,859	2,242	31,101
Other contingent liabilities	11,883	296	12,179	11,407	469	11,876	11,833	421	12,254

	38,973	1,999	40,972	38,256	3,625	41,881	40,692	2,663	43,355

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	233,795	16,493	250,288	236,096	18,460	254,556	245,425	21,397	266,822
Other commitments	1,141	2,315	3,456	953	2,494	3,447	1,560	2,594	4,154

	234,936	18,808	253,744	237,049	20,954	258,003	246,985	23,991	270,976

Total contingent liabilities and commitments	273,909	20,807	294,716	275,305	24,579	299,884	287,677	26,654	314,331

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

Notes (continued)

17. Litigation and Investigations

Litigation
As a participant in the financial services industry, the Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, the Group and its members are involved in various disputes and legal proceedings in the United Kingdom, the United States and other jurisdictions, including litigation. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case.

Other than as set out in this note (excluding the sub-heading "Summary of other disputes, legal proceedings and litigation"), neither RBS nor any member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which RBS is aware) during the 12 months prior to the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of RBS and/or the Group taken as a whole.

Shareholder litigation
RBS and certain of its subsidiaries, together with certain current and former individual officers and directors have been named as defendants in class actions filed in the United States District Court for the Southern District of New York. There are parallel proceedings involving holders of RBS preferred shares (the "Preferred Shares litigation") and holders of American Depository Receipts (the "ADR claims").

In the Preferred Shares litigation, the consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the US Securities Act of 1933. The putative class is composed of all persons who purchased or otherwise acquired the Group Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement and were damaged thereby. Plaintiffs seek unquantified damages on behalf of the putative class. The defendants have moved to dismiss the complaint.  Briefing on this motion is expected to be completed by September 2011.

With respect to the ADR claims, a complaint was filed in January 2011 and a further complaint was filed in February 2011asserting claims under Sections 10 and 20 of the Securities Exchange Act of 1934 on behalf of all persons who purchased or otherwise acquired the Group US American Depositary Receipts ("ADRs") between 1 March 2007 and 19 January 2009. There is a motion pending to consolidate these cases, as well as various motions for appointment of lead plaintiff and counsel.

The Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims.

The Group considers that it has substantial and credible legal and factual defences to the remaining and prospective claims and will defend them vigorously. The Group cannot predict the outcome of these claims at this stage and is unable reliably to estimate the liability, if any, that might arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

17. Litigation and Investigations

Other securitisation and securities related litigation in the United States
Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include purported class action suits and actions by individual purchasers of securities. The cases involve the issuance of mortgage backed securities and/or collateralised debt obligations for more than $35 billion of securities issued by over one hundred securitisation trusts.  Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings of such securities contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

In many of these actions, the Group has contractual rights to indemnification from the issuers of the securities (where a Group company is underwriter) and/or the underlying mortgage originator (where a Group company is issuer), but certain of those indemnity rights may prove effectively unenforceable where the issuers or originators are defunct or otherwise unable to perform.

Certain other institutional investors have threatened to assert claims against the Group in connection with various mortgage-related offerings. The Group cannot predict with any certainty whether any of these individual investors will pursue these threatened claims.

With respect to all of the mortgage-backed securities related claims, the Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. The Group cannot predict the outcome of these claims at this stage and is unable reliably to estimate the liability, if any, that may arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC filed a claim against RBS NV for $270 million. This is a clawback action similar to claims filed against six other institutions in December. RBS NV (or its subsidiaries) invested in Madoff funds through feeder funds. The Trustee alleges that RBS NV received $71 million in redemptions from the feeder funds and $200 million from its swap counterparties while RBS NV 'knew or should have known of Madoff's possible fraud'. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff's estate. The Group considers that it has substantial and credible legal and factual defences to the claim and intends to defend it vigorously. The Group cannot predict the outcome of the claim at this stage and is unable reliably to estimate the liability, if any, that may arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

17. Litigation and investigations (continued)

Unarranged overdraft charges
In the US, Citizens Financial Group, in common with other US banks, has been named as a defendant in a class action asserting that Citizens charges excessive overdraft fees. The plaintiffs claim that overdraft fees resulting from point of sale and automated teller machine (ATM) transactions violate the duty of good faith implied in Citizens' customer account agreement and constitute an unfair trade practice. The Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously. The Group cannot predict the outcome of these claims at this stage and is unable reliably to estimate the liability, if any, that might arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

London Interbank Offered Rate (LIBOR)
Certain members of the Group have been named as defendants in a number of class action claims filed in the US with respect to the setting of US dollar LIBOR. The complaints are substantially similar and allege, through various means, that certain members of the Group and other panel banks individually and collectively violated US commodities and antitrust laws and state common law by manipulating US dollar LIBOR and prices of US dollar LIBOR-based derivatives in various markets. The Group considers that it has substantial and credible legal and factual defences to these and prospective claims. The Group cannot predict the outcome of these claims at this stage and is unable reliably to estimate the liability, if any, that might arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Summary of other disputes, legal proceedings and litigation
Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of any of these other claims and proceedings will have a significant effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Investigations
The Group's businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by the regulators, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group's business activities or fines. Any of these events or circumstances could have a significant effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the United Kingdom and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the Group's control but could have a significant effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

17. Litigation and investigations (continued)

Retail banking
In the European Union, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission's Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission ("EC") announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The EC indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate. In addition, in late 2010, the EC launched an initiative pressing for increased transparency of bank fees. The Group cannot predict the outcome of these actions at this stage and  is unable reliably to estimate the effect, if any, that these may have on the Group's consolidated net assets, operating results or cash flows in any particular period.

Multilateral interchange fees
In 2007, the EC issued a decision that while interchange is not illegal per se, MasterCard's current multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIF (i.e. set these fees to zero) by 21 June 2008.

MasterCard appealed against the decision to the European Court of First Instance (subsequently re-named the General Court) on 1 March 2008, and the Group has intervened in the appeal proceedings. In addition, in summer 2008, MasterCard announced various changes to its scheme arrangements. The EC was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009, MasterCard agreed an interim settlement on the level of cross-border MIF with the EC pending the outcome of the appeal process and, as a result, the EC has advised it will no longer investigate the non-compliance issue (although MasterCard is continuing with its appeal). The appeal was heard on 8 July 2011 by the General Court and judgment is awaited.

Visa's cross-border MIFs were exempted in 2002 by the EC for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the EC opened a formal inquiry into Visa's current MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on 6 April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. At the same time Visa announced changes to its interchange levels and introduced some changes to enhance transparency. There is no deadline for the closure of the inquiry. However, on 26 April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. The EC is continuing its investigations into Visa's cross border MIF arrangements for deferred debit and credit transactions.

Notes (continued)

17. Litigation and investigations (continued)

Multilateral interchange fees (continued)
In the UK, the Office of Fair Trading ("OFT") has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (the CAT) in June 2006. The OFT's investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the European General Court's judgment, although it has reserved the right to do so if it considers it appropriate.

The outcome of these investigations is not known, but they may have a significant effect on the consumer credit industry in general and, therefore, on the Group's business in this sector. Accordingly, the Group is unable reliably to estimate the effect, if any, which these investigations may have on the Group's consolidated net assets, operating results or cash flows in any particular period.

Payment Protection Insurance
Having conducted a market study relating to Payment Protection Insurance (PPI), on 7 February 2007 the OFT referred the PPI market to the Competition Commission (CC) for an in-depth inquiry. The CC published its final report on 29 January 2009 and announced its intention to order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers' ability to search and improve price competition). Barclays Bank PLC subsequently appealed certain CC findings to the CAT. On 16 October 2009, the CAT handed down a judgment remitting the matter back to the CC for review. Following further review, on 14 October 2010, the CC published its final decision on remedies following the remittal which confirmed the point of sale prohibition. On 24 March 2011, the CC made a final order with a commencement date of 6 April 2011. The key measures will come into force in October 2011 and April 2012.

The Financial Services Authority (FSA) conducted a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

Following unsuccessful negotiations with the industry, the FSA issued consultation papers on PPI complaint handling and redress in September 2009 and again in March 2010. The FSA published its  final policy statement on 10 August 2010 and instructed firms to implement the measures contained in it by 1 December 2010. The new rules impose significant changes with respect to the handling of mis-selling PPI complaints. On 8 October 2010, the British Bankers' Association (BBA) filed an application for judicial review of the FSA's policy statement and of related guidance issued by the FOS. The application was heard in January 2011. On 20 April 2011 the High Court issued judgment in favour of the FSA and the FOS.  The BBA announced on 9 May 2011 that it would not appeal that judgment. The Group supports this position. The Group has recorded an additional provision of £850 million in the second quarter of 2011, supplementing its existing provision of approximately £100 million.

Notes (continued)

17. Litigation and investigations (continued)

Payment Protection Insurance (continued)
The Group has now reached agreement with the FSA on a process for implementation of the FSA's policy statement and for the future handling of PPI complaints to ensure that redress is offered to any customers identified as having suffered detriment.

Personal current accounts
On 16 July 2008, the OFT published the results of its market study into Personal Current Accounts ("PCAs") in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believed that the market as a whole was not working well for consumers and that the ability of the market to function well had become distorted.

On 7 October 2009, the OFT published a follow-up report summarising the initiatives agreed between the OFT and personal current account providers to address the OFT's concerns about transparency and switching, following its market study. Personal current account providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with Bacs (formerly Bankers' Automated Clearing Services), the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

On 22 December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the personal current account market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010. On 16 March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced its plan to conduct six-monthly ongoing reviews, fully to review the market again in 2012 and to undertake a brief analysis on barriers to entry.

The first six-monthly ongoing review was completed in September 2010. The OFT noted progress in the areas of switching, transparency and unarranged overdrafts for the period March to September 2010, as well as highlighting further changes the OFT expects to see in the market. On 29 March 2011, the OFT published its update report in relation to personal current accounts. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board has led on producing standards and guidance to be included in a revised Lending Code published on 31 March 2011. The OFT will continue to monitor the market and will consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the Independent Commission on Banking. The OFT intends to conduct a more comprehensive review of the market in 2012.

Notes (continued)

17. Litigation and investigations (continued)

Personal current accounts (continued)
On 26 May 2010, the OFT announced its review of barriers to entry. The review concerns retail banking for individuals and small and medium size enterprises (up to £25 million turnover) and will look at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards wherecross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the Independent Commission on Banking, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the United Kingdom. The OFT has not indicated whether it will undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT's report and recommendations regarding barriers to entry upon the Group.

Equity underwriting
On 6 August 2010, the OFT launched a market study into equity underwriting and related services. The OFT looked at the way that the market works and in particular: (i) how underwriting services are purchased; (ii) how underwriting services are provided; and (iii) how the regulatory environment affects the provision of underwriting services. On 27 January 2011 the OFT published its market study report.  The OFT decided not to refer the market to the CC (this decision was confirmed on 17 May 2011 following a public consultation) but identified certain concerns around the level of equity underwriting fees. The OFT therefore identified a number of options which would enable companies and institutional shareholders to address these concerns and allow them to drive greater competition in the market.  It is not possible to estimate with any certainty what effect this development and any related developments may have on the Group's consolidated net assets, operating results or cash flows in any particular period.

Independent Commission on Banking
On 16 June 2010, HM Treasury published the terms of reference for the Government's Independent Commission on Banking ("ICB"). The ICB is considering the structure of the United Kingdom banking sector and is looking at structural and non-structural measures to reform the banking system and to promote competition. It is mandated to formulate policy recommendations with a view to: (i) reducing systemic risk in the banking sector, exploring the risk posed by banks of different size, scale and function; (ii) mitigating moral hazard in the banking system; (iii) reducing the likelihood and impact of a bank's failure; and (iv) promoting competition in retail and investment banking with a view to ensuring that the needs of banks' customers are served efficiently and considering the extent to which large banks can gain competitive advantage from being perceived as "too big to fail". The ICB reports to the Cabinet Committee on Banking Reform and will issue a final report on 12 September 2011. The interim report published on 11 April 2011 (the "Interim Report") set out the ICB's provisional views on possible reforms and sought responses to those views.  Reform options for stability include additional capital and the ring-fencing of retail banking operations (on a basis yet to be defined). Reform options for competition include structural measures to improve competition, improved means of switching and transparency and a primary duty for the Financial Conduct Authority to promote effective competition.  The Interim Report also supported the introduction of rules as to contingent capital, bail-in debt and depositor preferences.

Notes (continued)

17. Litigation and investigations (continued)

Independent Commission on Banking (continued)
The Group has responded to the Interim Report and set out its views on the reform options outlined in that Report. The Group will continue to participate in the debate and to consult with the ICB during the coming weeks and with the UK Government thereafter. Prior to the publication of a final report by the ICB it is not possible to estimate the effect of the ICB's report and recommendations upon the Group but they could have a negative impact on its consolidated net assets, operating results or cash flows in any particular period.

US dollar clearing activities
In May 2010, following a criminal investigation by the United States Department of Justice ("DoJ") into its dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters, RBS NV formally entered into a Deferred Prosecution Agreement (DPA) with the DoJ resolving the investigation. The investigation was in relation to activities before the Consortium Members acquired ABN AMRO Holding N.V. (now known as RBS Holdings N.V.). The agreement was signed by RBS NV and is binding on that entity and its subsidiaries. Pursuant to the DPA, RBS NV paid a penalty of US$500 million and agreed that it will comply with the terms of the DPA and continue to co-operate fully with any further investigations. Payment of the penalty was made from a provision established in April 2007 when an agreement in principle to settle was first announced. At the joint request of the DoJ and RBS NV, in order to allow RBS NV sufficient time to fulfil its obligations, the U.S. District Court, on 6 April 2011, extended the duration of the DPA until 31 December 2011. Upon satisfaction of the conditions of the DPA within that period the matter will be fully resolved. Failure to comply with the terms of the DPA during this period could result in the DoJ recommencing its investigations, the outcome of which would be uncertain and could result in public censure and fines or have an adverse effect on RBS Holdings N.V.'s operations, any of which could have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

Securitisation and collateralised debt obligation business
In September and October 2010, the SEC requested voluntary production of information concerning residential mortgage-backed securities underwritten by subsidiaries of RBS during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced formal proceedings and requested testimony from the Group employees. The investigation is in its preliminary stages and it is difficult to predict any potential exposure that may result.

Also in October 2010, the SEC commenced an inquiry into document deficiencies and repurchase requests with respect to certain securitisations, and in January 2011, this was converted to a formal investigation. Among other matters, the investigation seeks information related to document deficiencies and remedial measures taken with respect to such deficiencies. The investigation also seeks information related to early payment defaults and loan repurchase requests. The Group is fully co-operating with this investigation.

In June 2009, in connection with an investigation into the role of investment banks in the origination and securitisation of sub-prime loans in Massachusetts, the Massachusetts Attorney General issued subpoenas to various banks, including an RBS subsidiary, seeking information related to residential mortgage lending practices and sales and securitisation of residential mortgage loans. This investigation is ongoing and the Group is co-operating.

Notes (continued)

17. Litigation and investigations (continued)

Securitisation and collateralised debt obligation business (continued)
Previously, in 2008, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms. The Group completed its production of documents requested by the New York State Attorney General in 2009, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, at the New York State Attorney General's request, representatives of the Group attended an informal meeting to provide additional information about the Group's mortgage securitisation business.  The investigation is ongoing and the Group is cooperating.  It is difficult to predict the potential exposure from this investigation.

In September 2010, RBS subsidiaries received a request from the Nevada State Attorney General requesting information related to securitisations of mortgages issued by three specific originators. The investigation by the Nevada State Attorney General is in the early stages and therefore it is difficult to predict the potential exposure from any such investigation. RBS and its subsidiaries are co-operating with these various investigations and requests. At this stage it is not possible to estimate the effect of the matters discussed in this section headed "Securitisation and collateralised debt obligation business" upon the Group, if any.

US mortgages
The Group's Global Banking & Markets N.A. ("GBM N.A."), has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities ("RMBS"). GBM N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises ("GSEs") (e.g., the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, GBM N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, GBM N.A. made such representations and warranties itself. Where GBM N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), GBM N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, GBM N.A. may be able to assert claims against third parties who provided representations or warranties to GBM N.A. when selling loans to it; although the ability to make recoveries against such parties and outcome of such claims would be uncertain. During the two and a half year period ended 30 June 2011, GBM N.A. has received approximately US$48 million in repurchase demands in respect of loans made and related securities sold where obligations in respect of contractual representations or warranties were undertaken by GBM N.A. However, repurchase demands presented to GBM N.A. are subject to challenge and, to date, GBM N.A. has rebutted a significant percentage of these claims.

Notes (continued)

17. Litigation and investigations (continued)

US mortgages (continued)
Citizens Financial Group (CFG) has not been an issuer or underwriter of non-agency RMBS. However, CFG is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, CFG makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. During the two and a half year period ended 30 June 2011, CFG has received approximately US$28.7 million in repurchase demands in respect of loans originated. However, repurchase demands presented to CFG are subject to challenge and, to date, CFG has rebutted a significant percentage of these claims.

Although there has been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner (or at all) over the last year (including as a result of interventions by certain states and local governments), to date, CFG has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

The Group cannot estimate what the future level of repurchase demands or ultimate exposure of GBM N.A. or CFG may be, and cannot give any assurance that the historical experience will continue in the future. Furthermore, the Group is unable to estimate the extent to which the matters described above will impact it and future developments may have an adverse impact on the Group's consolidated net assets, operating results or cash flows in any particular period.

LIBOR
The Group has received requests from various regulators, including the US Commodity Futures Trading Commission, the US Department of Justice and the European Commission, seeking documents and communications related to the process and procedures for setting LIBOR and other interest rates, together with related trading information. The Group is co-operating with these investigations and is keeping relevant regulators informed. It is not possible to estimate with any certainty what effect these investigations and any related developments may have on the Group.

Other investigations
The Federal Reserve and state banking supervisors have been reviewing the Group's US operations and RBS and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, Bank Secrecy Act and anti-money laundering compliance, risk management and asset quality. The Group is in the process of implementing measures for matters identified to date. The Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. Any limitations or conditions placed on the Group's activities in the United States, as well as the terms of any supervisory action applicable to RBS and its subsidiaries, could have a material adverse effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

17. Litigation and investigations (continued)

Other investigations (continued)
On 27 July 2011, the Group consented to the issuance of a Cease and Desist Order ("the Order") setting forth measures required to address deficiencies related to governance, risk management and compliance systems and controls identified by the Federal Reserve and state banking supervisors during examinations of the RBS plc and RBS N.V. branches in the United States in 2010. The Order requires the Group to strengthen its US corporate governance structure, to develop an enterprise-wide risk management programme, and to develop and enhance its programmes to ensure compliance with US law, particularly the US Bank Secrecy Act and anti-money laundering laws, rules and regulations. The Group has established a strategic and remedial programme of change to address the identified concerns and is committed to working closely with the US bank regulators to implement the remedial measures required by the Order.

The Group's operations include businesses outside the United States that are responsible for processing US dollar payments. The Group is conducting a review of its policies, procedures and practices in respect of such payments and has initiated discussions with UK and US authorities to discuss its historical compliance with applicable laws and regulations, including US economic sanctions regulations. Although the Group cannot currently determine when the review of its operations will be completed or what the outcome of its discussions with UK and US authorities will be, the investigation costs, remediation required or liability incurred could have a material adverse impact on the Group's business, results of operations or value of the Securities.

In April 2009, the FSA notified the Group that it was commencing a supervisory review of the acquisition of ABN AMRO in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of the Group. RBS and its subsidiaries co-operated fully with this review and investigation. On 2 December 2010, the FSA confirmed that it had completed its investigation and had concluded that no enforcement action, either against the Group or against individuals, was warranted. The Group is engaging constructively with the FSA with regard to the publication of a report by the FSA relating to the supervisory review, subject to any necessary commercial constraints.

In July 2010, the FSA notified the Group that it was commencing an investigation into the sale by Coutts & Co of the ALICO (American Life Insurance Company) Premier Access Bond Enhanced Variable Rate Fund to customers between 2001 and 2008 as well as its subsequent review of those sales. On 11 January 2011 the FSA amended the date range on which their investigation is focused and the investigation start date is now December 2003. RBS and its subsidiaries are co-operating fully with this investigation.

In the United States, RBS and certain subsidiaries have received requests for information from various governmental agencies, self-regulatory organisations, and state governmental agencies including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, the Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the Group's United States sub-prime securities exposures and United States residential mortgage exposures. RBS and its subsidiaries are co-operating with these various requests for information and investigations. In December 2010, the SEC contacted the Group and indicated that it would also examine valuations of various RBS N.V. structured products, including Collateralised Debt Obligations (CDOs).

Notes (continued)

18. Other developments

Proposed transfers of a substantial part of the business activities of RBS N.V. to The Royal Bank of Scotland plc (RBS plc)
On 19 April 2011, the Group announced its intention to transfer a substantial part of the business activities of RBS N.V. to RBS plc (the "Proposed Transfers"), subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

The Proposed Transfers will streamline the manner in which the GBM and GTS businesses of the Group interact with clients with simplified access to the GBM and GTS product suites.

It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending 31 December 2013. A large part of the Proposed Transfers (including the transfers of certain securities issued by RBS N.V.) is expected to have taken place by the end of 2012.

Rating agencies
RBS and RBS plc's long-term and short-term ratings have remained unchanged in the quarter. On 9 March 2011, Standard & Poor's affirmed the A+ counterparty rating of RBS plc and upgraded its standalone credit profile to a- from bbb+. The agency highlighted that they expect RBS plc's standalone credit profile to move toward the A+ counterparty rating by 2012 if continued progress is made, following the strategic plan. The counterparty rating contains 2 notches of uplift to account for the systemic importance of the Group. On 29 June 2011, Fitch affirmed the AA- Issuer Default Rating of RBS plc and RBS and also upgraded the individual rating to C from C/D.  Fitch noted the significant progress RBS made in implementing its strategic plan and improving its funding and liquidity profile.  Further to this, on 20 July 2011 Fitch changed its individual rating methodology for financial institutions, moving from an 'A to E' scale to a viability rating on a more familiar scale (aaa, aa+ etc).  It was announced that RBS plc had an assigned viability rating of bbb. On 24 May 2011 Moody's placed the long term rating of RBS and several of its primary operating subsidiaries on review for possible downgrade following Moody's reassessment of extraordinary levels of systemic support in its ratings of UK financial institutions. This review is due to conclude following the publication of the final Independent Commission on Banking report in September.

Gender equality in insurance contracts
On 1 March 2011, the European Court of Justice (ECJ) upheld a ruling that insurers are no longer allowed to use gender as a rating factor across the insurance industry. This will have a significant impact on the insurance industry in calculating premiums and determining benefits. The Group is currently working through the findings, and any consequences arising will be rectified by December 2012 in line with the ruling from the ECJ. At this stage, while it is not possible reliably to estimate the impact which the ECJ's ruling may have on the Group's financial position or profitability, it is not expected to be material.

Notes (continued)

19. Related party transactions
Related party transactions in the half year ended 30 June 2011 were similar in nature to those for the year ended 31 December 2010.

Full details of the Group's related party transactions for the year ended 31 December 2010 are included in the Group's 2010 Annual Report and Accounts.

20. Date of approval
This announcement was approved by the Board of directors on 4 August 2011.

21. Post balance sheet events
There have been no significant events between 30 June 2011 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 August 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary